Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 05/28/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MX2 LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   525 Washington Blvd., Suite 300, Jersey City, NJ 07310

26000222

3. Provide the applicant's mailing address (if different):
   382 NE 191st Street, Suite 92178
   Miami, FL 33179
4. Provide the applicant's business telephone and facsimile number:
   833-415-6300
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Kellner — Chief Executive Officer — 551-370-1001
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Anders Franzon
   MX2 LLC, 382 NE 191st Street, Suite 92178
   Miami, FL 33179
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 06/01/23 (b) State/Country of formation: Delaware/United States

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 05/28/26 (MM/DD/YY) — MX2 LLC (Name of applicant)

By: [signature] (Signature) — Anders Franzon, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 28 day of May (Month), 2026 (Year) by Lauren Strathman (Notary Public)

My Commission expires 12/01/2027 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

LAUREN MALLOY STRATHMAN NOTARY PUBLIC STATE OF KANSAS My Appt. Expires: 12/01/2027

May 28, 2026

VIA ELECTRONIC DELIVERY

Ms. Jeannette Jackson
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MX2 LLC – Form 1 Amendment

Dear Ms. Jackson:

On behalf of MX2 LLC ("MX2"), and in connection with the MX2 Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:

- Exhibit F – updated to restate the list of MX2 membership form documents in its entirety and to include updated versions of such membership forms reflecting certain substantive or non-substantive changes, as further described on Annex 1 to this Cover Letter.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F to MX2's Form 1 currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

Annex 1

Exhibit Document	Previous Exhibit #	New Exhibit #	Description of Changes to Document
Membership Application	F-1	F-1	None
Waive-In Membership Application Form	F-2	F-2	Non-substantive changes
User Agreement	F-3	F-3	Non-substantive changes
Routing Agreement	F-4	F-4	None
Clearing Letter of Guarantee	F-5	F-5	None
Non-Member Clearing Firm Information Document	F-6	F-6	Non-substantive changes
Sponsored Access Application	F-7	F-7	Substantive changes to implement changes described in footnote 15 of SR-MX2-2025-02
Market Maker Registration Application	F-8	F-8	Non-substantive changes
Service Bureau Application and Agreements	F-9	F-9	Non-substantive changes
Connectivity Services Agreement	F-10	F-10	Non-substantive changes
Extranet Addendum to the Connectivity Services Agreement	F-11	F-11	Non-substantive changes
Market Data Agreement	F-12	F-12	None
Service Facilitator List	F-13	F-13	Non-substantive changes
Subscriber Agreement	F-14	F-14	None
Options Member Application	N/A	F-15	New form
Options Member Agreement	N/A	F-16	New form
Options Market Maker Registration Application	N/A	F-17	New form
Options Member Notification of Identified Designated Give-Ups Form	N/A	F-18	New form
Options Member Authorized Designated Give-Up Contact Form	N/A	F-19	New form
Options Clearing Member Restriction Form	N/A	F-20	New form
Options Member Clearing Letter of Guarantee	N/A	F-21	New form
Options Self Clearing Member Letter of Guarantee	N/A	F-22	New form
Retail Member Organization Application	F-15	F-23	Non-substantive changes
Volume Aggregation and Volume Details Request Form	F-16	F-24	Non-substantive changes

MX2 LLC
Date of Filing/Accurate as of: May 28, 2026

EXHIBIT F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member, participant, or subscriber of the entity.

3. Any other similar materials.

General Membership Documents:

EXHIBIT F-1: Membership Application

EXHIBIT F-2: Waive-In Membership Application Form

EXHIBIT F-3: User Agreement

EXHIBIT F-4: Routing Agreement

Equities Clearing Documents:

EXHIBIT F-5: Clearing Letter of Guarantee

EXHIBIT F-6: Non-Member Clearing Firm Information Document

Sponsored Access Documents:

EXHIBIT F-7: Sponsored Access Application

Equities Market Maker Documents:

EXHIBIT F-8: Market Maker Registration Application

Connectivity Documents:

EXHIBIT F-9: Service Bureau Application and Agreements

EXHIBIT F-10: Connectivity Services Agreement

EXHIBIT F-11: Extranet Addendum to the Connectivity Services Agreement

Market Data Documents:

EXHIBIT F-12: Market Data Agreement

EXHIBIT F-13: Service Facilitator List

EXHIBIT F-14: Subscriber Agreement

Options Membership Documents:

EXHIBIT F-15: Options Member Application

EXHIBIT F-16: Options Member Agreement

Options Market Maker Documents:

EXHIBIT F-17: Options Market Maker Registration Application

Options Give-Up Documents:

EXHIBIT F-18: Options Member Notification of Identified Designated Give-Ups Form

EXHIBIT F-19: Options Member Authorized Designated Give-Up Contact Form

Options Clearing Documents:

EXHIBIT F-20: Options Clearing Member Restriction Form

EXHIBIT F-21: Options Member Clearing Letter of Guarantee

EXHIBIT F-22: Options Self Clearing Member Letter of Guarantee

Other Documents:

EXHIBIT F-23: Retail Member Organization Application

EXHIBIT F-24: Volume Aggregation and Volume Details Request Form

Membership Application

In order to join MEMX LLC and/or MX2 LLC (each, an "Exchange"), an applicant ("Applicant") must complete and submit all materials listed on the Application Checklist below through the Exchange's User Portal or via email to membership@memx.com.

Applicants are required to update any information submitted in this application if and when it becomes inaccurate or incomplete after submission.

APPLICATION CHECKLIST	
☐	Membership Application, including Statutory Disqualification Notice
☐	Clearing Letter of Guarantee – per Exchange (**only if you are not self-clearing**)
☐	User Agreement – per Exchange
☐	Routing Agreement – per Exchange
☐	Most recent **filed** Form BD, including schedules and disclosure reporting pages, if not available on FINRA WebCRD®
☐	A Form U-4 for each officer, director and equity holder who owns 5% or more of Applicant's outstanding equity interests, if not available on FINRA WebCRD®
☐	Most recent audited annual financial statements, including Independent Auditors' Report on Internal Control or Exemption Report
☐	Last FOCUS Report filed
☐	Organizational Documents: Articles of Incorporation and Bylaws (for corporations); Partnership Agreement (for partnerships); Certificate of Formation and Limited Liability Company Agreement or Operating Agreement (for limited liability companies); or similar documentation
☐	IRS Form W-9 or W-8
☐	A list of all Authorized Traders, **including name and CRD #**, the Applicant will be registering with the Exchange
☐	A list identifying all joint accounts pursuant to Exchange Rule 12.7 – *if applicable*

All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.6. If you have questions on completing the application, you may direct them to Membership Services at membership@memx.com or (833) 415-6369. In addition, please refer to the Exchange's website at www.memxtrading.com for additional information regarding the membership process.

Membership Application

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:
EXCHANGE (check all that apply)		
These application materials are submitted for the following exchange(s):	☐ MEMX LLC	☐ MX2 LLC

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
Email:	Email:
Phone:	Phone:
COMPLIANCE CONTACT	TECHNICAL CONTACT
Name:	Name:
Title:	Title:
Email:	Email:
Phone:	Phone:
TRADING CONTACT	SUPERVISOR OF AUTHORIZED TRADERS
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietorship

State of Organization: ______________________________ Federal Employer ID Number (EIN): ____________________

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Firm Proprietary Trading

☐ Other: ____

*Please contact Membership Services for more information on becoming a Market Maker on the Exchange.

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)

- ☐ BOX Exchange LLC
- ☐ Cboe BYX Exchange, Inc.
- ☐ Cboe BZX Exchange, Inc.
- ☐ Cboe C2 Exchange, Inc.
- ☐ Cboe EDGA Exchange, Inc.
- ☐ Cboe EDGX Exchange, Inc.
- ☐ Cboe Exchange, Inc.
- ☐ Financial Industry Regulatory Authority
- ☐ Investors Exchange LLC
- ☐ Long Term Stock Exchange, Inc.
- ☐ Miami International Securities Exchange LLC
- ☐ MIAX Emerald, LLC
- ☐ MIAX Pearl, LLC
- ☐ Nasdaq BX, Inc.
- ☐ Nasdaq GEMX, LLC
- ☐ Nasdaq ISE, LLC
- ☐ Nasdaq MRX, LLC
- ☐ Nasdaq PHLX LLC
- ☐ Nasdaq Stock Market LLC
- ☐ New York Stock Exchange LLC
- ☐ NYSE American LLC
- ☐ NYSE Arca, Inc.
- ☐ NYSE Chicago, Inc.
- ☐ NYSE National, Inc.

Name of Applicant's Designated Examining Authority (DEA):

ADDITIONAL INFORMATION

State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA and/or any other Regulator.

SEC: ____

FINRA: ____

Other Regulator: ____________________________________ Name of Other Regulator: __________________________

If any material deficiencies were revealed, please explain:

Discuss any recent events or changes that are not reflected in the Applicant's Form BD and U-4(s) (and amendments thereto) that are submitted with this Application:

Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17a-11 because of a net capital or record keeping problem?

☐ Yes ☐ No

If yes, please explain:

Does Applicant carry a Broker's Blanket and Fidelity Bond? ☐ Yes ☐ No

If yes, please provide the following:

Name of insurance carrier: ____

Amount of coverage: ______________________________ Effective date of the bond: ___________________________

AML COMPLIANCE OFFICER		
Pursuant to Exchange Rule 5.6, each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If Applicant is a Member of FINRA required to comply with FINRA Rule 3310 (formerly NASD Rule 3011), notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA Rule.		
Name:		Title:
Phone:	Fax:	Email:

PRINCIPAL REGISTRATION		
The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two (2) Series 24 qualified Principals. A Limited Size Proprietary Firm is required to register at least one (1) Series 24 qualified Principal. A "Principal" is any individual responsible for supervising the activities of a Member's Authorized Traders and each person designated as a Chief Compliance Officer on Schedule A of Form BD. In addition, the Exchange requires each Member to register a Series 27 qualified FINOP with the Exchange. See Exchange Rule 2.5, Interpretation and Policy .01 for additional information regarding Principal registration. Please indicate below the individuals that the Member intends to register with the Exchange, to comply with these requirements.		
DESIGNATED SERIES 24 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Phone:	Email:	
DESIGNATED SERIES 24 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Phone:	Email:	
DESIGNATED SERIES 27 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Phone:	Email:	

[Remainder of page intentionally left blank.]

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Formation, its Exchange LLC Agreement, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) The Exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, Exchange LLC Agreement, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange or any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

______________________________	______________________________
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor	Date
______________________________	______________________________
Printed Name	Title

Statutory Disqualification Notice

Pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), the Exchange may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self-regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you **DO NOT** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you **DO** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name and CRD number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of Applicant Broker-Dealer, I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

____________________ Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor	____________________ Date
____________________ Printed Name	____________________ Title

MX2 Waive-In Membership Application Form

An applicant for membership ("Applicant") with MX2 LLC ("Exchange") that is an active member of: (1) MEMX LLC, and (2) the Financial Industry Regulatory Authority ("FINRA"), or a registered national securities exchange other than MEMX LLC, shall, for a temporary 90-day period to be communicated in advance to Exchange applicants, have the option, by submitting this Waive-In Membership Application Form to apply to become a Member of the Exchange.

Applicant must complete this Waive-In Membership Application Form, which should be sent, along with the documents listed below through the Exchange's User Portal or via email to membership@memx.com. The Exchange may request applicants to submit documentation in addition to what is listed during the application review process, pursuant to Exchange Rule 2.6. If you have questions on completing the application, you may direct them to Membership Services at membership@memx.com or (833) 415-6369. In addition, please refer to the Exchange's website at www.memxtrading.com for additional information regarding the membership process.

In addition to this Waive-In Application Form, Applicant should submit the following:

- Exchange User Agreement, including Statutory Disqualification Notice
- Clearing Letter of Guarantee if Applicant is not self-clearing
- Routing Agreement if Applicant will use Exchange-provided routing services (optional)

Important: Applicants are required to update any information submitted as part of the application process that becomes inaccurate or incomplete after the submission of this Waive-In Membership Application Form.

All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

GENERAL INFORMATION	
Date:	CRD #:
Name of Applicant:	

SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)	
Applicant is an active member of MEMX LLC (required) ☐	
☐ BOX Exchange LLC	☐ MIAX Pearl, LLC
☐ Cboe BYX Exchange, Inc.	☐ Nasdaq BX, Inc.
☐ Cboe BZX Exchange, Inc.	☐ Nasdaq GEMX, LLC
☐ Cboe C2 Exchange, Inc.	☐ Nasdaq ISE, LLC
☐ Cboe EDGA Exchange, Inc.	☐ Nasdaq MRX, LLC
☐ Cboe EDGX Exchange, Inc.	☐ Nasdaq PHLX LLC
☐ Cboe Exchange, Inc.	☐ Nasdaq Stock Market LLC
☐ Financial Industry Regulatory Authority	☐ New York Stock Exchange LLC
☐ Investors Exchange LLC	☐ NYSE American LLC
☐ Long Term Stock Exchange, Inc.	☐ NYSE Arca, Inc.
☐ Miami International Securities Exchange LLC	☐ NYSE Chicago, Inc.
☐ MIAX Emerald, LLC	☐ NYSE National, Inc.
Name of Applicant's Designated Examining Authority (DEA):	

SUPERVISION OF TRADING ACTIVITY ON THE EXCHANGE	
Provide the following information for the person primarily responsible for supervision of the firm's Authorized Traders.	
Name: ______________________________	Email: ______________________________
Title: ______________________________	Phone: ______________________________
CRD #: ______________________________	

[Remainder of page intentionally left blank.]

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its Exchange LLC Agreement, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) The Exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Formation, Exchange LLC Agreement, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange or any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor	Date
Printed Name	Title

MX2 User Agreement

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between MX2 LLC ("Exchange"), a Delaware limited liability company, with its principal offices at 525 Washington Blvd., Suite 300, Jersey City, NJ 07310, and the user referenced below ("User").

1. Term of the Agreement. This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. Services. Subject to the terms and conditions of this Agreement, User will have the right to access Exchange, to enter orders on Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book (collectively, the "Services"). User acknowledges and agrees that nothing in this Agreement constitutes an understanding by Exchange to continue any aspect in its current form. Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use Exchange in accordance with Certificate of Formation, Exchange LLC Agreement, Rules and Procedures of Exchange, as amended from time to time (the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. Exchange reserves the right to modify or change the Services provided Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. Compliance. Except as otherwise provided herein, with respect to all orders submitted to Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use Exchange only if and when it is duly authorized to use Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use Exchange in compliance with, Exchange Rules; (iii) it is and will remain responsible for its use of Exchange and the use of Exchange by any of its employees, customers or agents or, if User is a member of Exchange, by any person which has entered into a sponsorship arrangement with User to use Exchange (a "Sponsored Participant"); (iv) it will maintain and keep current a list of all authorized traders who may obtain access to Exchange on behalf of User and/or any Sponsored Participant(s); and (v) it will familiarize User's authorized traders with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to Exchange.

4. Monitoring. User acknowledges and agrees that Exchange will monitor the use of Exchange by User for compliance with all applicable laws and regulations, including, without limitation, Exchange Rules. User acknowledges its responsibility to monitor its employees, agents and customers for compliance with Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. Settlement of Transactions. User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with the Exchange's Clearly Erroneous Executions Rule (Exchange Rule 11.15, as may be amended or re-numbered from time to time).

6. Sponsored Participants. Notwithstanding Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored Participant, and not a member of Exchange, as a condition to initiating and continuing access to Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of Exchange establishing proper relationship(s) and account(s) through which User may trade on Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in Exchange Rules.

7. Connectivity. User is solely responsible for providing and maintaining all necessary electronic communications with Exchange, including, wiring, computer hardware, software, communication line access, and networking devices.

8. Market Data. User hereby grants to Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that User or User's agent enters into Exchange ("User's Data") for the following purposes: for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of Exchange); and for use within Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such market data products are provided in an aggregate manner that does not directly or indirectly identify User as the source of the information; and (ii) fees for any such market data product are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. Subject to the foregoing license, as between Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize Exchange to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or Exchange will not violate the proprietary rights (including, without limitation, any privacy rights) of any third party; and (iii) use or delivery of User's Data by User or Exchange will not violate any applicable law or regulation.

9. Restrictions on Use; Security. Unless otherwise required by law or regulation, User may not sell, lease, furnish or otherwise permit or provide access to Exchange to any other entity or to any individual that is not User's employee, customer, agent or Sponsored Participant. User accepts full responsibility for its employees', customers', agents' and Sponsored Participants' use of Exchange, which use must comply with Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to Exchange, including unauthorized entry of information into Exchange, or the information and data made available therein. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by Exchange that results in unauthorized access by other parties. User may not sell, lease, furnish or otherwise permit or provide access to any data feed containing quotation or trade information from Exchange ("Exchange Data") to any third party unless it signs and complies with a separate MEMX Market Data Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. Exchange shall not include in the operation of Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. Information.

(a) Confidentiality. Both parties acknowledge that: (i) Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of Exchange. The receiving party may also disclose Information required to be provided in a judicial or administrative proceeding, in accordance with its regulatory obligations, as otherwise required to be disclosed by law or pursuant to legal process, or requested by any governmental agency or other regulatory authority (including any self-regulatory organization having jurisdiction over the receiving party).

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will promptly notify the disclosing party and take at its expense all steps reasonably necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; and (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees.

11. Clearly Erroneous Trade Policy. User has read and agrees to the terms stipulated in Exchange Rule 11.15 (Clearly Erroneous Executions), as Exchange may amend or re-number from time to time.

12. Corporate Names; Proprietary Rights. Exchange and User each acknowledge and agree that Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party. The Exchange and User agree that nothing in this Agreement shall limit a party's ability to utilize the other party's name in its description and disclosures related to its routing behavior or as otherwise required pursuant to its regulatory obligations.

13. Fees. By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in Exchange Rules or posted on Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, Exchange reserves the right to change its fee schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. DISCLAIMER OF WARRANTY. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO EXCHANGE AND SHALL NOT BE HELD LIABLE (UNLESS SPECIFICALLY STATED OTHERWISE IN THIS AGREEMENT) TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH EXCHANGE; AND (ii) EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.14 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. LIMITATION OF LIABILITY. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.14 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. Indemnification by User. User agrees to indemnify and hold harmless Exchange, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and against all expenses, costs, and damages (including any reasonable legal fees and expenses), direct and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User to materially comply with its obligations under this Agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with Exchange were in violation of any state or federal securities law or Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from Exchange's willful misconduct, fraud or breach of Exchange's obligations under this Agreement.

18. Indemnification by Exchange. Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses, costs, and damages (including any reasonable legal fees and expenses), direct and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. Termination. User or Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, Exchange may suspend or terminate the Services to User immediately if it determines, in Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that Exchange determines to be detrimental to Exchange or its members; (iii) User poses a credit risk to Exchange; (iv) User is selling, leasing, furnishing or otherwise permitting or providing access to Exchange Data without the prior approval of Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

20. Acknowledgement of SRO Obligations. Exchange represents: (i) that Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that Exchange, as a self-regulatory organization, comply with the Act; and (iv) that Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of Exchange. Accordingly, User agrees that Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. Assignment. User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without Exchange's prior approval, which will not be unreasonably withheld. Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. Arbitration. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. Amendment. Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response must be received no later than sixty (60) days after the date that Exchange distributed the initial notice. Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing (including by email) to Exchange at legal@memx.com or MX2 LLC, 382 NE 191st Street, Suite 92178, Miami, FL 33179 or the office address specified on Exchange's website from time to time, or to User at the email or office address of User on file with Exchange. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

User:____________________	MX2 LLC
Signature:____________________	Signature:____________________
Printed Name:____________________	Printed Name:____________________
Title:____________________	Title:____________________
	Date:____________________

MEMX Execution Services LLC
Routing Agreement

Provided that User is a Member or Sponsored Participant of a Member of MEMX LLC and/or MX2 LLC (each, an "Exchange") and subject to a valid, ongoing User Agreement with Exchange, MEMX Execution Services LLC (hereinafter "MEMX Routing BD"), a broker-dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Act"), agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this agreement (the "Routing Agreement") and any applicable rules and interpretations of Exchange Rules. Whereas MEMX Routing BD provides certain order routing services for Exchange, and User desires to use the order routing facilities of Exchange, for good and valuable consideration, User and MEMX Routing BD agree as follows:

1. Routing Services. MEMX Routing BD agrees to act as agent for User for routing orders entered into Exchange to the applicable market centers or broker-dealers for execution, whenever such routing is at User's request, and is permitted in accordance with Exchange Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of Exchange Rules. In the event of a conflict between the Exchange Rules and this Routing Agreement, the Exchange Rules shall prevail.

2. Orders Not Eligible for Routing Services. User agrees that MEMX Routing BD will not handle or otherwise route any orders that are not eligible for order routing in accordance with Exchange Rules.

3. Cancellation; Modification of Orders. User agrees that any requests regarding cancellation or modification of orders shall be subject to Exchange Rules. User understands that the Exchange Rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside Exchange will be processed by MEMX Routing BD subject to the applicable trading rules of the relevant market center.

4. Transmission of Order Instructions. User agrees that all orders on its behalf must be transmitted to MEMX Routing BD through Exchange. User agrees that Exchange is its exclusive mechanism for purposes of transmitting orders on its behalf to MEMX Routing BD and for receiving notice regarding such orders. MEMX Routing BD shall be entitled to rely upon and act in accordance with any order instructions received from Exchange on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this Routing Agreement shall be reported by MEMX Routing BD to Exchange. User shall be notified of such executions through Exchange.

5. Clearance and Settlement. User agrees that all transactions executed on its behalf shall be processed in accordance with Exchange Rules. If User is a Member, User agrees that orders executed on its behalf by MEMX Routing BD shall be automatically processed by Exchange for clearance and settlement on a locked-in basis. If User is a Sponsored Participant, User agrees that all orders executed on its behalf by MEMX Routing BD shall be cleared and settled, using the relevant sponsoring Exchange Member's mnemonic (or its clearing firm's mnemonic, as applicable) and such Exchange Member retains responsibility for the clearance and settlement of all such orders.

6. Information.

(a) <u>Confidentiality</u>. Both parties acknowledge that each party to this Routing Agreement may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Routing Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. MEMX Routing BD will not disclose the identity of User or User's customers to any of Exchange's other Members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on

Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over MEMX Routing BD, Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Routing Agreement. If applicable, User may not disclose any data or compilations of data made available to User by MEMX Routing BD without the express, prior written authorization of MEMX Routing BD. The receiving party may also disclose Information required to be provided in a judicial or administrative proceeding, in accordance with its regulatory obligations, as otherwise required to be disclosed by law or pursuant to legal process, or requested by any governmental agency or other regulatory authority (including any self-regulatory organization having jurisdiction over the receiving party).

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will promptly notify the disclosing party and take at its expense all steps reasonably necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; and (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees.

7. Term of Agreement. This Routing Agreement will be effective as of the date executed by MEMX Routing BD on the signature page hereof and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. MEMX Routing BD may terminate this Routing Agreement with written notice if: (i) User is in breach of this Routing Agreement for any reason; (ii) any representations made by User in connection with this Routing Agreement or the User Agreement are or become false or misleading; or (iii) User is no longer a Member or Sponsored Participant of Exchange or otherwise authorized to access Exchange. Upon the termination of this Routing Agreement or the User Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Routing Agreement for any reason: 6, 8, 9, 10, 11, 12, 15 and 17. In no event will termination of this Routing Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

8. Indemnification by User. User agrees to indemnify, defend and hold harmless MEMX Routing BD, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and against any and all expenses, costs, and damages (including any reasonable legal fees and expenses), direct and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this Routing Agreement or otherwise related to its use of MEMX Routing BD routing services, unless such claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies arise from MEMX Routing BD's willful misconduct, fraud or breach of MEMX Routing BD's obligations under this Routing Agreement.

9. Indemnification by MEMX Routing BD. MEMX Routing BD agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses, costs, and damages (including any reasonable legal fees and expenses), direct and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the order routing services of MEMX Routing BD, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. DISCLAIMER OF WARRANTY. ROUTING SERVICES ARE PROVIDED "AS-IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY MEMX ROUTING BD, EXCHANGE OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

11. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY MEMX ROUTING BD OR A CLAIM ARISING OUT OF MEMX ROUTING BD'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT MEMX ROUTING BD IS NOT LIABLE UNDER THIS ROUTING AGREEMENT TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY MEMX ROUTING BD OR A CLAIM ARISING OUT OF MEMX ROUTING BD'S INDEMNIFICATION OBLIGATION, NEITHER MEMX ROUTING BD, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICE OR ITS USE. ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF MEMX ROUTING BD TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY USER OR THE MEMBER SPONSORING USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, MEMX ROUTING BD AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.14 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

12. LIMITATION OF LIABILITY. ABSENT FRAUD OR WILLFUL MISCONDUCT BY MEMX ROUTING BD OR A CLAIM ARISING OUT OF MEMX ROUTING BD'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL MEMX ROUTING BD OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF MEMX ROUTING BD, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, MEMX ROUTING BD AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.14 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

13. Assignment. User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without MEMX Routing BD's prior approval, which will not be unreasonably withheld. MEMX Routing BD may, as permitted by the Act, assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

14. Force Majeure. Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither MEMX Routing BD nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

15. Arbitration. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Routing Agreement or the breach thereof will be resolved and settled by arbitration under the auspices of FINRA Dispute Resolution or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

16. Amendment. MEMX Routing BD, or Exchange on its behalf, may amend any term or condition of this Routing Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members of the Exchange generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response shall be received no later than sixty (60) days after the date that Exchange distributed the initial notice. MEMX Routing BD, or Exchange on its behalf, will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the routing services provided by MEMX Routing BD after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Routing Agreement, and no modification to this Routing Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

17. Miscellaneous. All notices or approvals required or permitted under this Routing Agreement must be given in writing (including by email) to MEMX Routing BD at legal@memx.com or MEMX Execution Services LLC, 382 NE 191st Street, Suite 92178, Miami, FL 33179 or the office address specified on Exchange's website from time to time, or to User at the email or office address of User on file with MEMX Routing BD. Any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 15 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Routing Agreement. If any provision of this Routing Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Routing Agreement. This Routing Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between MEMX Routing BD and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Routing Agreement to be executed by their duly authorized officers.

User submits this Routing Agreement in conjunction with its membership or prospective membership with the following exchange(s):

☐ MEMX LLC ☐ MX2 LLC

User:______________________________________	MEMX Execution Services LLC
Signature:___________________________________	Signature:___________________________________
Printed Name:_______________________________	Printed Name:_______________________________
Title:______________________________________	Title: _____________________________________
	Date:______________________________________

MX2 Clearing Letter of Guarantee

NOTICE OF CONSENT – To be completed by Clearing Firm of Applicant Broker-Dealer

In connection with the qualification of ____ ("Member") as a member of MX2 LLC ("Exchange") and pursuant to Exchange Rule 11.13, as may be amended or re-numbered from time to time, the undersigned Clearing Firm represents that it is a member of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The undersigned Clearing Firm accepts full responsibility for clearing and settling any and all transactions made by the Member and/or such persons having access to the Exchange pursuant to a sponsorship arrangement with the Member to the extent such transactions are executed on the Exchange or on other markets after being routed away from the Exchange.

This Notice of Consent shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to Exchange Rules and may be relied upon by Exchange. This Notice of Consent shall be subject to Exchange Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Firm.

____
Clearing Firm (Broker-Dealer Name)

____
NSCC Clearing #

____
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Firm

____
Printed Name/Title

____
Date

Non-Member Clearing Firm Information Document

INFORMATION DOCUMENT – To be completed by the Non-Member Clearing Firm of Members of MEMX LLC and/or MX2 LLC (each, an "Exchange").

The undersigned Clearing Firm represents that it is a member of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The undersigned further represents that it is requesting to have its NSCC participant number added to the Exchange's system to facilitate clearance and settlement of transactions made by Members of the Exchange.

An executed version of this Information Document can be delivered to the Exchange through the Exchange's User Portal or via email to membership@memx.com.

GENERAL INFORMATION		
Clearing Firm Name:		NSCC #:
Address of Principal Office:		
City:	State:	Zip:
EXCHANGE		
These application materials are submitted to join the following exchange(s):	☐ MEMX LLC	☐ MX2 LLC
BUSINESS CONTACT		
Name:	Email:	
Title:	Phone	
CLEARING LETTER OF GUARANTEE CONTACT		
Name:	Email:	
Title:	Phone	
CLEARING BREAKS CONTACT		
Name:	Email:	
Title:	Phone	

____
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Firm

____
Printed Name/Title

____
Date

Sponsored Access Application

In order to join MEMX LLC and/or MX2 LLC ("Exchange") as a Sponsored Participant, an Applicant and their Sponsoring Member must complete and submit all materials listed on the Application Checklist below through the Exchange's User Portal or via email to membership@memx.com.

EXCHANGE (check all that apply)
☐ MEMX LLC ☐ MX2 LLC
APPLICATION CHECKLIST
☐ Sponsored Access Application, including • Sponsoring Member Consent • Sponsored Participant Agreement
☐ User Agreement
☐ Routing Agreement
☐ IRS Form W-9 or W-8

Note: All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request Applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process. If you have questions on completing the application, you may direct them to Membership Services at membership@memx.com or (833) 415-6369.

SPONSORING MEMBER INFORMATION			SPONSORING MEMBER BUSINESS CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:
SPONSORED PARTICIPANT INFORMATION			SPONSORED PARTICIPANT BUSINESS CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:
SPONSORED PARTICIPANT BILLING ADDRESS			SPONSORED PARTICIPANT BILLING CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:

PORT SELECTION

Port Type/Quantity: ☐ MEMO SBE__________ ☐ MEMO FIX_________ ☐ MEMO FIX DROP (full order)_________
☐ MEMO FIX DROP (execution only)_________

Is the Sponsored Participant allowed to enter Short Sales? ☐ Yes ☐ No

Is the Sponsored Participant allowed to enter Intermarket Sweep Orders? ☐ Yes ☐ No

What is the maximum dollar value per order? $__________________

CONNECTIVITY

Which connectivity option will the Sponsored Participant use? (check one)

☐ Cross Connect ☐ Extranet:____ ☐ VPN (certification only)

What type of connection(s) is the Sponsored Participant requesting? ☐ Certification ☐ Production

CLEARING (EQUITIES AND/OR OPTIONS)

Please list the MPID/NSCC # that the Sponsored Participant is permitted to use: __________/__________

Please list the Executing Firm ID/OCC # that the Sponsored Participant is permitted to use:__________/__________

MEMX Members Exchange

Sponsoring Member Consent

We, ____________________________, a Member of the Exchange, are hereby notifying the Exchange that we intend to be a Sponsoring Member providing access to a Sponsored Participant by permitting the Sponsored Participant identified below to send orders directly to the Exchange using our Market Participant Identifier (MPID) or mnemonic (or the MPID/mnemonic of our clearing broker, as applicable).

We acknowledge and agree that we are responsible for all orders entered on or through the Exchange by the Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant. We further acknowledge and agree that we must be identified on any order submitted by the Sponsored Participant as the Sponsoring Member of that order, and that any execution occurring as a result of an order entered by a Sponsored Participant shall be binding in all respects on us. In that regard, we acknowledge and agree that as a Sponsoring Member we are responsible for all contractual and regulatory obligations arising from this Sponsored Participant relationship. Such regulatory obligations include, but are not limited to:

- compliance with SEC Rule 15c3-5, including the requirement to establish, document, and maintain a system of risk management controls and supervisory procedures that, among other things, are reasonably designed to: (i) systematically limit the financial exposure of the broker or dealer that could arise as a result of market access, and (ii) ensure compliance with all regulatory requirements applicable to market access;
- compliance with SEC Rule 15c3-5, including the requirement to maintain direct and exclusive control over the risk management controls and supervisory procedures implemented for the Sponsored Participant;
- Question and Answer 5 of "Responses to Frequently Asked Questions Concerning Risk Management Controls for Brokers or Dealers with Market Access"[1]; and
- where a Sponsored Participant is an Exchange registered Market Maker, compliance with the Market Maker obligations required by applicable Exchange Rules.

We further acknowledge and agree that we are responsible for any and all actions taken by the Sponsored Participant or any person acting on behalf of or in the name of the Sponsored Participant on or through the Exchange. For the sake of clarity, the foregoing Sponsoring Member obligations also apply to orders entered on or through the Exchange by a Sponsored Participant that is acting as a Market Maker (as that term is defined in Rule 1.5(m) and Chapter 11 in the Exchange Rules).

In addition to Exchange Rule 11.3, we have further reviewed the other provisions of the Rules of the Exchange and the terms of our User Agreement with the Exchange. The Sponsored Participant has agreed to comply with all applicable Rules of the Exchange governing the entry, execution, reporting, clearing and settling of orders in securities eligible for trading on the Exchange. While the Sponsored Participant agrees to comply with the Rules of Exchange and the terms of the Sponsoring Member Agreement with the Exchange, we understand that the Sponsoring Member still ultimately remains responsible for all orders entered on or through the Exchange by the Sponsored Participant. We understand that we are required and agree to impose appropriate regulatory and supervisory procedures in connection with orders directed to the Exchange by the Sponsored Participant.

____________________ Sponsoring Member Name	____________________ CRD Number (if applicable)
____________________ Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor	____________________ Date
____________________ Printed Name	____________________ Title

[1] See Question 5, "Responses to Frequently Asked Questions Concerning Risk Management Controls for Brokers or Dealers with Market Access", April 15, 2014, available at: https://www.sec.gov/rules-regulations/staff-guidance/trading-markets-frequently-asked-questions/divisionsmarketregfaq-0.

Sponsored Participant Agreement

On behalf of the Sponsored Participant, the undersigned agrees to comply with the Exchange Certificate of Formation, the Exchange LLC Agreement, and Rules of the Exchange, and all written interpretations thereof, as if Sponsored Participant were a Member of the Exchange. These requirements include, but shall not be limited to, the items listed below.

The Sponsored Participant:

- shall enter into and maintain a User Agreement with the Exchange;
- shall enter into and maintain a Routing Agreement with MEMX Execution Services LLC, if it will use the routing services provided by that entity;
- shall maintain, keep current and provide to the Sponsoring Member, and to the Exchange upon request, a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. Sponsored Participant shall be subject to the obligations of Exchange Rule 11.4 with respect to such Authorized Traders;
- shall familiarize its Authorized Traders with all of its obligations under Exchange Rule 11.3 and will assure that they receive appropriate training prior to any use or access to the Exchange;
- may not permit anyone other than Authorized Traders to use or obtain access to the Exchange;
- shall take reasonable security precautions to prevent unauthorized use or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Sponsored Participant understands and agrees that Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof;
- acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents', and customers' use and access to the Exchange for compliance with the terms of this agreement;
- shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored Participant's access to and use of the Exchange. Such amounts include, but are not limited to applicable Exchange and regulatory fees; and
- shall, when acting as an Exchange registered Market Maker, satisfy the obligations of an Exchange registered Market Maker, including but not limited to, a Market Maker's continuous quoting obligations.

Authorized Acknowledgement of Sponsored Participant:

The undersigned, as a duly appointed Officer, Partner, Managing Member, or Sole Proprietor of the applicant Sponsored Participant, does hereby acknowledge and agree to the terms and provisions of Exchange Rule 11.3, and shall comply with the Exchange Rules, as amended.

______________________ Sponsored Participant Name	______________________ CRD Number (if applicable)
______________________ Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor	______________________ Date
______________________ Printed Name	______________________ Title

Market Maker Registration Application

Members applying to become Market Makers registered with MEMX LLC and/or MX2 LLC (each, an "Exchange") are required to complete this Market Maker Registration Application. The Exchange may require additional information from any Applicant prior to determining whether to register such Applicant as a Market Maker.

To apply, please complete this Market Maker Registration Application and submit with all required supplementary materials through the Exchange's User Portal or via email to membership@memx.com.

Applicants are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:

EXCHANGE (check all that apply)

☐ MEMX LLC ☐ MX2 LLC

APPLICATION CONTACT	
Name:	Title:
Phone:	Email:

OTHER BUSINESS ACTIVITIES

☐ Investment Banking ☐ Public Securities Business ☐ Proprietary Trading
☐ Market Maker ☐ Dealer/Specialist ☐ Other: ______________________

If the Applicant is a Market Maker or Dealer/Specialist, please provide a list of the registered national securities exchange(s) or association(s) on which the Applicant has been approved as such:

SECURITIES

Estimate the number of securities in which the Applicant intends to become registered as a Market Maker: ______________

NET CAPITAL

Excess Net Capital Amount:__________________________ As of Date: __________________

Source of Net Capital: ______________________________

☐ Most recent FOCUS Report enclosed - required

MARKET MAKER AUTHORIZED TRADERS

To be eligible for registration as a Market Maker Authorized Trader ("MMAT"), as defined in Exchange Rule 1.5, a person must successfully complete proficiency examinations and continuing education requirements applicable to Authorized Traders, as set forth in Interpretation and Policies .01 and .02 to Exchange Rule 2.5[1]. Market Makers must maintain a current list of MMATs who are permitted to enter orders on behalf of the Market Maker pursuant to Exchange Rule 11.20(a)(4).

Name: ______________________________ CRD #: ____________ Date of Employment: ________

☐ Series 7 Qualification ☐ Series 57 Qualification

Seeking registration on: ☐ MEMX LLC ☐ MX2 LLC

Name: ______________________________ CRD #: ____________ Date of Employment: ________

☐ Series 7 Qualification ☐ Series 57 Qualification

Seeking registration on: ☐ MEMX LLC ☐ MX2 LLC

Name: ______________________________ CRD #: ____________ Date of Employment: ________

☐ Series 7 Qualification ☐ Series 57 Qualification

Seeking registration on: ☐ MEMX LLC ☐ MX2 LLC

Name: ______________________________ CRD #: ____________ Date of Employment: ________

☐ Series 7 Qualification ☐ Series 57 Qualification

Seeking registration on: ☐ MEMX LLC ☐ MX2 LLC

The undersigned attests that the information provided in this application on behalf of the Applicant is complete and accurate. Furthermore, the undersigned acknowledges that the Applicant agrees to update the application as necessary, and to abide by all rules of the Exchange, and interpretations thereof, as they currently exist and as they may be added, supplemented and/or amended from time to time.

____

Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor

____

Printed Name

____

Title

____

Date

[1] *In exceptional cases and where good cause is shown, the Exchange may waive such requirement. Contact Membership Services at membership@memx.com or (833) 415-6369 for more information regarding requesting a waiver of the proficiency exam requirement.*

Service Bureau Application and Agreements

SERVICE BUREAU INFORMATION		
Firm:		
Address:		
City:	State:	Zip:

EXCHANGE (check all that apply)	
☐ MEMX LLC	☐ MX2 LLC

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Email:	Email:
Phone:	Phone:

BILLING ADDRESS			BILLING CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:

ACCOUNT ADMINISTRATORS

A Service Bureau must designate an Account Administrator who will be authorized to grant permission and user access within the MEMX User Portal. More than one Account Administrator may be designated and there is not a maximum number of Account Administrators allowed per Service Bureau. Account Administrators will be able to grant access to tools within the MEMX User Portal including, but not limited to, historical market data subscriptions, logical port request, modify or delete form, physical connection request form, and invoices and billing files.

Name:	Title:
Email:	Phone:

Name:	Title:
Email:	Phone:

CONNECTIVITY

Which connectivity option will you use? (check one)

☐ Cross Connect* ☐ Extranet: ______________________________

What type of connections are you requesting? ☐ Certification ☐ Production

*If requesting a cross connect, a Connectivity Services Agreement is also required.

Service Bureau Port Fee Agreement

This Service Bureau Port Fee Agreement (this "Agreement"), with an effective date as of the date executed below, is made by and among each of MEMX LLC and MX2 LLC (collectively, the "Exchange"), with principal offices at 525 Washington Blvd, Suite 300, Jersey City, NJ 07310, and the Authorized Service Bureau or Independent Software Vendor referenced below ("Service Bureau").

1. Rights of Service Bureau. The Exchange has granted to Service Bureau the non-exclusive and non-transferable right to act as the Authorized Service Bureau for one or more Members of the Exchange pursuant to one or more Service Bureau Agreements.

2. Exchange Users and Data Recipients. If Service Bureau has entered into a User Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "User Agreement"), pursuant to which Service Bureau has the right to access the Exchange to, among other things, submit orders to the Exchange and/or has entered into a MEMX Market Data Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "Data Agreement"), pursuant to which Service Bureau has the right to receive and redistribute data feeds, then this Agreement shall be deemed to be a supplement to such agreements and all terms and provisions of such agreements which are not expressly overridden by the terms and conditions of this Agreement shall be incorporated herein by reference.

3. All other Service Bureaus. If Service Bureau has not entered into a User Agreement or Data Agreement, by signing this Agreement, Service Bureau has the right to access the Exchange to act as an Authorized Service Bureau only if in conformity with the requirements expressly described below.

4. Port Fees. Service Bureau agrees to make timely payment of fees charged specifically for linking to Exchange in order to act as an Authorized Service Bureau on behalf of one or more Members of the Exchange, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Port Fees shall be set forth in the Exchange Rules or posted on the Exchange's web site. Port Fees are payable within 30 days of the invoice date. Service Bureau will be solely responsible for any and all other telecommunications costs and all other expenses incurred in linking to and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of the Service Bureau Agreement(s) between Exchange and Service Bureau. Subject to applicable regulatory requirements, Exchange reserves the right to change its fee schedule, including Port Fees applicable to Service Bureau. Exchange will use commercially reasonable efforts to provide at least 30 days advance notice to Service Bureau of any such change to Port Fees, except to the extent there is a situation that necessitates a change to Port Fees on an accelerated basis or otherwise precludes such advance notice, or an order of a court, an arbitrator or a regulatory agency precludes such advances notice.

5. Term and Termination. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated at any time on not less than 24 hours written notice given by either party to the other.

6. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing (including by email) to Exchange at legal@memx.com or 382 NE 191st Street, Suite 92178, Miami, FL 33179 or the office address specified on Exchange's website from time to time, or to Service Bureau at the email or office address of Service Bureau on file with Exchange. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement constitutes the sole and entire agreement of the parties to this Agreement, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both oral and written, with respect to such subject matter. This Agreement will bind each party's successors-in-interest. Service Bureau may not assign this Agreement (including by operation of law) without the prior written consent of the Exchange, provided, however, that the Exchange shall not unreasonably withhold such consent. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

This Service Bureau Agreement is submitted with respect to the following exchange(s):

☐ MEMX LLC ☐ MX2 LLC

Service Bureau:	MEMX LLC; MX2 LLC (as applicable)
Signature:____________________	Signature:____________________
Printed Name:____________________	Printed Name:____________________
Title:____________________	Title:____________________
	Date:____________________

Service Bureau Agreement

1. This Service Bureau Agreement (this "Agreement") is by and among each of MEMX LLC and MX2 LLC (collectively, the "Exchange"), with principal offices at 525 Washington Blvd, Suite 300, Jersey City, NJ 07310, the Member of the Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau").

2. The Service Bureau acknowledges that it is a party to a Service Bureau Port Fee Agreement with the Exchange.

3. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to the Exchange on behalf of the Member.

4. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its MPID entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on the Exchange as a result of orders routed to the Exchange through or by the Service Bureau using the Member's mnemonic, regardless of whether such orders were provided to the Exchange in error by the Service Bureau.

5. The Member understands and agrees that it is its sole responsibility to immediately notify the Exchange in the event that it wishes to terminate this Agreement.

6. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated at any time on not less than 24 hours written notice given by either party to the other.

7. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS WHEREOF THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE OF EXECUTION BY THE EXCHANGE SET FORTH BELOW.

This Service Bureau Agreement is submitted with respect to the following exchange(s):

☐ MEMX LLC ☐ MX2 LLC

Service Bureau:	Member:	MEMX LLC; MX2 LLC (as applicable)
Signature	*Signature*	*Signature*
Printed Name	*Printed Name*	*Printed Name*
Title (must be an officer)	*Title (must be an officer)*	*Title (must be an officer)*
Name of Service Bureau	*Name of Firm*	*Date*
Service Bureau Contact	*Date*	
Email Address of Contact Person	*MPID of Member*	

Connectivity Services Information Document

FIRM INFORMATION		
Firm:		
Address:		
City:	State:	Zip:

EXCHANGE (check all that apply)
☐ MEMX LLC ☐ MX2 LLC

BUSINESS CONTACT			TECHNICAL CONTACT
Name:			Name:
Email:			Email:
Phone:			Phone:
Title:			Title:
BILLING ADDRESS			**BILLING CONTACT**
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:
			Title:

ACCOUNT ADMINISTRATORS
A Connectivity Provider must designate an Account Administrator who will be authorized to grant permission and user access within the MEMX User Portal. More than one Account Administrator may be designated and there is not a maximum number of Account Administrators allowed per Connectivity Provider. Account Administrators will be able to grant access to tools within the MEMX User Portal including, but not limited to, historical market data subscriptions; logical port request, modify or delete form; physical connection request form and invoices and billing files.

Name:	Title:
Email:	Phone:

Name:	Title:
Email:	Phone:

Connectivity Services Agreement

This Connectivity Services Agreement ("Agreement") is a binding agreement by and among you ("User") and each of MEMX LLC and MX2 LLC (each, an "Exchange"), with principal offices at 525 Washington Blvd, Suite 300, Jersey City, NJ 07310, and shall be effective as of the date executed on the signature page hereof (the "Effective Date").

1. Services. This Agreement authorizes User to receive the Services. As used in this Agreement, "Services" shall mean (i) those services described on User's connectivity order (the "Order") and (ii) any other connectivity services provided by the Exchange to User to the extent such services are not addressed by another agreement between the Exchange and User. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by the Exchange to continue any aspect of the Services in their current form. The Exchange may from time to time make additions, deletions or modifications to the Services. In such event, the Exchange shall use commercially reasonable efforts to notify User prior to any such change becoming effective. User's continued use of the Services following the modification will constitute User's acceptance of the modification.

2. Connectivity and Redistribution. User is solely responsible for providing and maintaining all necessary electronic communications required to link to the Services, including wiring, computer hardware, software, communication line access, and networking devices (as applicable). This Agreement authorizes User to access the Exchange physically in order to provide Authorized Third Parties (as defined herein) with access to the Exchange and/or certain data feeds associated therewith and/or certain other Services. In order to receive and/or redistribute Exchange data, User shall also enter into a market data agreement with the Exchange (the "Data Agreement"). Nothing herein shall limit User's requirements and obligations arising under the Data Agreement, if applicable. User shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to the Exchange. User shall comply with all reasonable security specifications or requirements of the Exchange in order to prevent the Exchange and Exchange data from being improperly used or accessed, or from being improperly taken. User shall not provide any third party with access to the Exchange or Exchange data unless such third party is an Authorized Third Party, pursuant to the Exchange's prior written consent. For purposes of this Agreement, an "Authorized Third Party" is a party that the Exchange has approved to connect to the Exchange via connectivity supplied by User and/or to receive Exchange data or other Exchange authorized services transmitted through User.

2.1 Approval and Termination Notice Requirements. In order for a party to be approved as an Authorized Third Party, User must submit a request to the Exchange that includes the name and contact information of the party to whom connectivity will be provided. The Exchange will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by the Exchange, User may not provide the applicable party with connectivity to the Exchange. In the event User desires to terminate the provision of Services to an Authorized Third Party, User must submit written notice to the Exchange that identifies the name of the Authorized Third Party and the effective date of such termination. All notifications submitted to the Exchange pursuant to this Agreement shall be given in accordance with this Agreement or the applicable Connectivity Manual, as may be amended from time to time (the "Connectivity Manual"). If any Authorized Third Party fails to comply with any of the conditions, terms or provisions of this Agreement, as applicable to such Authorized Third Party, a Data

Agreement, or any other agreement between an Authorized Third Party and the Exchange or an affiliate of the Exchange, and the Authorized Third Party has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if an Authorized Third Party has made any representation in any such agreement which was or has become untrue, then User shall, within five (5) business days after receipt of notice from the Exchange of such failure or untruth, cease providing access to the Exchange and/or Exchange data to such Authorized Third Party and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to the Exchange.

2.2 List of Authorized Third Parties. User shall maintain, keep current, and provide to the Exchange promptly upon request a list of Authorized Third Parties to whom User provides access to the Exchange and/or certain data feeds associated therewith. Unless otherwise provided by the Exchange, User shall use reasonable efforts to respond to such a request within fifteen (15) days of receipt of the request.

2.3 Network Requirements. User must comply with all applicable MEMX Network Requirements, contained in the Connectivity Manual. The Exchange will provide notice of any material amendments to the MEMX Network Requirements and User shall comply with the amended MEMX Network Requirements within thirty (30) days of receipt of such notice.

3. Fees.

3.1 Services Fees. User agrees to make timely payment of all Services fees, as well as any applicable late fees, in accordance with the payment terms set forth in the Order or, if none are specified, within thirty (30) days of the invoice date. In the event of User's failure to make payment within such time period, the Exchange reserves the right to terminate the subject Service or Services, provided that the Exchange gives written notice to User and a reasonable opportunity to cure such nonpayment default. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Services. User shall pay the Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

3.2 Adjustments to Services Fees. Subject to applicable regulatory filings, Exchange may adjust the fees for the Services upon reasonable notice to User. If User is receiving a physical connection from the Exchange, User may acquire a physical connection for transition purposes at no additional cost, provided that User transitions its connection within three (3) weeks from the date at which the replacement connection is live (i.e., the Exchange switchport is configured and connected to a User circuit or cross-connect). If, after three (3) weeks, the legacy connection is not terminated, User will be charged for an additional connection.

4. Term. The initial, one (1) month term of this Agreement shall commence upon the Effective Date and shall automatically renew for additional one (1) month terms at the beginning of each subsequent calendar month thereafter, unless terminated by User or the Exchange as provided below.

5. Termination.

5.1 By User. User may terminate this Agreement, or cancel any or all of the Services, upon thirty (30) days' prior written notice to the Exchange.

5.2 By the Exchange. The Exchange may terminate this Agreement, any or all of the Services provided hereunder, or any authorization to allow connectivity to an Authorized Third Party upon thirty (30) days' prior written notice to User. Notwithstanding the foregoing, the Exchange may suspend or terminate the Services immediately upon notice to User if it determines, in the Exchange's sole reasonable discretion, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that the Exchange determines are or may be detrimental to the Exchange, its investors or its Members (as defined in the Exchange Rules), as applicable including without limitation detrimental to the performance and operation of the Services; (iii) User has become insolvent; has made an assignment for the benefit of creditors; is not paying debts as they become due, or admits, in writing, its inability to pay debts when due; has filed, or has filed against it, any petition under any applicable bankruptcy laws or an application for a receiver, trustee, or custodian of User is made by anyone; or User becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition, or otherwise poses a credit risk to the Exchange, its investors or its Members; (iv) User is retransmitting or republishing any Exchange data feeds, including market data, or providing any connectivity to the Exchange without the prior approval of the Exchange; (v) User has violated any Exchange Rules; or (vi) if User is a Member, User ceases to be a Member good standing with the Exchange, or User is otherwise no longer authorized to use the Services; or (vii) any representations or warranties made by User in connection with this Agreement are or become false or misleading.

5.3 Consequences of Termination. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease and User shall immediately pay to the Exchange any and all amounts owed to the Exchange under this Agreement, including without limitation all Services fees owed in respect of the entirety of the then current calendar month (e.g., if the Agreement is terminated on February 15th, Users shall nevertheless be required to pay the Exchange the monthly Services fees for the entirety of the month of February). The following Sections will survive the termination or expiration of this Agreement for any reason: Sections 3, 5.3, and 6 through 14. In no event will termination of this Agreement relieve User of any obligations incurred prior to the effective date of termination or through its use of or connection to the Services.

6. Disclaimer of Warranty. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO ANY SOFTWARE OR OTHER MATERIALS, OR ANY SERVICES, MADE AVAILABLE TO USER, AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY THE EXCHANGE WILL MEET USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. THE EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICES AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE SERVICES BY ANOTHER PERSON HAVING ACCESS TO THE SERVICES INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

7. Limitation of Liability. ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATIONS (AS DESCRIBED BELOW), UNDER NO CIRCUMSTANCES WILL THE EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF THE SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BUT SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, THE EXCHANGE MAY BE LIABLE TO USER, IF USER IS A MEMBER, TO THE EXTENT SUCH LIABILITY ARISES BASED ON ITS THEN APPLICABLE EXCHANGE RULE CONCERNING LIMITATION OF LIABILITY. EXCEPT FOR FRAUD, WILLFUL MISCONDUCT, OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATIONS STATED BELOW, THE EXCHANGE'S TOTAL LIABILITY IN RESPECT OF ANY AND ALL CLAIMS ARISING FROM OR RELATED TO THIS AGREEMENT, IN CONTRACT, TORT, OR OTHERWISE, WILL BE LIMITED TO THE LESSER OF: (i) ACTUAL DAMAGES INCURRED BY CLIENT AS A DIRECT RESULT OF THE EXCHANGE'S ACT OR OMISSION, AND (ii) $10,000.

8. Indemnification by User. User agrees to indemnify and hold harmless the Exchange, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and against all expenses, costs, and damages (including any reasonable legal fees and expenses), direct and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User to materially comply with its obligations under this Agreement, unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from the Exchange's willful misconduct, fraud or breach of the Exchange's obligations under this Agreement.

9. Indemnification by the Exchange. The Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries and affiliates, and its and their respective officers, directors, employees, and agents, from and against all expenses, costs, and damages (including any reasonable legal fees and expenses), direct and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. Assignment. User's rights hereunder to use the Services during the term of this Agreement are personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement, or any of its rights or obligations hereunder, without the Exchange's prior approval, which will not be unreasonably withheld. The Exchange may assign or transfer this Agreement, or any of its rights or obligations hereunder, to a related or unrelated party, upon notice to User.

11. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

12. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

13. Amendment. This Agreement may be amended from time to time by the Exchange in its sole discretion, and the Exchange shall provide reasonable notice to User prior to any such amended Agreement becoming effective. Use of any Services following any amendment of this Agreement becoming effective shall constitute User's agreement to such amendment.

14. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing (including by email) to the Exchange at legal@memx.com or 382 NE 191st Street, Suite 92178, Miami, FL 33179, or the office address as specified on the Exchange's website from time to time, or to User at the email or office address of User on file with the Exchange. No waiver under this Agreement will be effective unless executed in writing and signed by the party waiving any of its rights hereunder. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. This Agreement, together with the Order, any addendums or schedules hereto and any other documents incorporated by reference, constitutes the complete and entire statement of all conditions and representations of the agreement between the Exchange and User with respect to its subject matter, and supersedes all prior writings or understandings with respect to such subject matter.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

This Agreement is submitted with respect to the following exchange(s): ☐ MEMX LLC ☐ MX2 LLC

User: ______________________________	MEMX LLC; MX2 LLC (as applicable)
Signature: _________________________	Signature: _________________________
Printed Name: ______________________	Printed Name: ______________________
Title: ______________________________	Title: ______________________________
	Date:_______________________________

Extranet Addendum to the Connectivity Services Agreement

This Addendum (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and among each of MEMX LLC and MX2 LLC (each, an "Exchange") and the user referenced below ("User"). Terms not defined in this Addendum shall have the meanings set forth in that certain Connectivity Services Agreement executed by and between the Exchange and User, as may be amended from time to time (the "Connectivity Services Agreement").

By signing this Addendum, User identifies itself as an extranet (an "Extranet") and agrees to adhere to all obligations of an Extranet as set forth in the xNET Connectivity Specification, as may be amended from time to time (the "Extranet Manual"), and authorizes the Exchange to identify User as an Extranet and to include User's sales contact and service offerings in materials made publicly available on the Exchange's website.

Executed versions of this Addendum and any other requested documents can be delivered to the Exchange through the Exchange's User Portal or via email to membership@memx.com.

TERMS OF ADDENDUM

Whereas the Exchange provides certain services to User pursuant to the Connectivity Services Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and the Exchange agree as follows:

1. Scope. This Addendum shall be deemed to supplement the Connectivity Services Agreement. Except as set forth herein, all of the terms and conditions of the Connectivity Services Agreement are hereby incorporated by reference and shall remain in full force and effect and are not superseded or amended by this Addendum; provided, however, that in the event of a conflict between the terms and conditions of this Addendum and the terms and conditions of the Connectivity Services Agreement, the terms and conditions of this Addendum control.

2. Modification of Connectivity Services Agreement. User hereby requests that the Exchange identify User as an Extranet and hereby acknowledges and agrees to adhere to all requisite obligations of an Extranet as specified in the Extranet Manual. Such obligations include, without limitation, having provisioned redundant, high speed connections to the Exchange for use by multiple Members. The Exchange agrees that it will include User's sales contact and service offerings in materials made publicly available by the Exchange, including publication on the Exchange's website and/or any other promotional materials as determined in the Exchange's reasonable discretion, following execution of this Addendum and verification by the Exchange that User is in compliance with the specific Extranet requirements set forth in the Extranet Manual.

3. Obligations of Extranet. By entering into this Addendum, User acknowledges and agrees to the following:

(a) User has no rights in or to Exchange data, except for the right to transmit the Exchange data to the degree permitted under this Addendum, the Connectivity Services Agreement and the Data Agreement. User acknowledges and agrees that the Exchange has (i) proprietary rights in the information and data that originates on, derives from or relates to markets that are regulated, operated or administered by the Exchange, in the information and data that relates to individuals and entities that are regulated by the Exchange, and in the information and data that relates to activities that are regulated or operated by the Exchange, and (ii) compilation rights or other rights in information and data gathered from other sources. All Exchange data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between the parties, be and remain the sole and exclusive property of the Exchange. User shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance, and full enjoyment by the Exchange, its licensees, transferees and assignees, of the proprietary rights of the Exchange to Exchange data and the Exchange's networks and system.

(b) User agrees (i) not to format, display, access (except to the degree reasonably necessary to maintain the security of User's network and not otherwise in violation of this Addendum or the Connectivity Services Agreement) or alter Exchange data received through and from its connection to the Exchange; (ii) not to affect the integrity of Exchange data; and (iii) not to render Exchange data inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. User represents that it will not interfere with or adversely affect any of the component parts or processes of Exchange data, its connection to any of the Exchange's systems, or any use thereof by any other Authorized Third Party.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

This Addendum is submitted with respect to the following exchange(s): ☐ MEMX LLC ☐ MX2 LLC

User:______________________	MEMX LLC; MX2 LLC (as applicable)
Signature:______________________	Signature:______________________
Printed Name:______________________	Printed Name:______________________
Title:______________________	Title:______________________
	Date:______________________

MEMX Market Data Agreement

This MEMX Market Data Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and among each of MEMX LLC and MX2 LLC (each, an "Exchange") and Data Recipient. This Agreement is supplemented by the Market Data Policies, applicable Regulatory Requirements, Fee Schedules, MEMX Specifications and other documents incorporated by reference, available on MEMX's website (www.memxtrading.com) or successor website (the "**Website**"), and any Additional Agreements executed by the parties, as may be amended, modified, or supplemented from time to time, that together form the entire agreement between the parties hereto. Capitalized terms used but not defined in this Agreement are defined in the Market Data Policies, Regulatory Requirements, or Fee Schedules.

1. Definitions. The following terms, when used in this Agreement, shall have the meanings set forth below:

"**Additional Agreements**" means any additional terms and conditions or agreements entered into in writing by Data Recipient with MEMX or any of its predecessors or affiliates relating to the subject matter hereof.

"**Authorized User**" means an individual user (an individual natural Person) uniquely identified (by user ID and confidential password or other unambiguous method reasonably acceptable to MEMX) and authorized (by Data Recipient or an External Subscriber or Internal Subscriber) to access Exchange Data supplied to Data Recipient.

"**Claims and Losses**" means any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, proceedings, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third party, including, without limitation, (a) indirect, special, punitive, consequential or incidental loss or damage, and (b) reasonable administrative costs, investigatory costs, litigation costs and auditors' and attorneys' fees and expenses (including in-house personnel).

"**Connectivity Fees**" means fees charged specifically for connecting to MEMX, directly or indirectly, in order to receive Exchange Data.

"**Controls**" means any of Data Recipient's systems, rules, procedures, authorizations and policies that, when taken together and to the satisfaction of MEMX: (a) record and identify all authorized access to Exchange Data, and (b) prevent any unauthorized access to Exchange Data, or identify and record unauthorized access and facilitate proper action.

"**Data Fees**" means fees other than Connectivity Fees charged pursuant to this Agreement in connection with the use or redistribution of Exchange Data.

"**Data Recipient**" means the party that has executed this Agreement with MEMX referenced below, and its affiliates as identified in writing to MEMX, that (a) receive and use Exchange Data for internal purposes, and/or (b) receive and distribute Exchange Data, in each case pursuant to and in accordance with the terms and conditions of this Agreement and Regulatory Requirements.

"**Data Recipient Indemnified Parties**" means, collectively, Data Recipient and its affiliates, and its and their respective owners, officers, directors, employees, contractors and agents.

"**Data Recipient Invoiced Subscribers**" means any Data Users for which Data Recipient is required to pay Data Fees to MEMX pursuant to this Agreement.

"**Data User**" means any Person that receives Exchange Data from Data Recipient, including, without limitation, an Authorized User.

"**Device**" means any computer, workstation, server, or other item of equipment, fixed or portable, that receives, accesses, processes, and/or displays Exchange Data in visual, audible or other form. A Device is deemed to receive Exchange Data if the Device is entitled by Controls operated by Data Recipient or an Internal Subscriber or External Subscriber.

"**Exchange Data**" means certain data and other information: (a) disseminated by a System relating to securities or other financial instruments, products, vehicles, or other means; or (b) related to Persons regulated by MEMX or to activities of MEMX; or (c) gathered by MEMX from other sources.

"**External Subscriber**" means any Data User not affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"**Fee Schedule**" means an applicable MEMX Fee Schedule, as in effect from time to time.

"**Internal Subscriber**" means any Data User affiliated with Data Recipient that receives Exchange Data where Data Recipient can substantially control Exchange Data for the purpose of reporting usage or qualification.

"**Market Data Policies**" means such policies with respect to use and/or distribution of Exchange Data as MEMX or its affiliates may adopt and make publicly available from time to time.

"**Member**" means, collectively, any Member, participant, or user of MEMX, as applicable.

"**MEMX**" means the applicable entity(ies) entering into this Agreement, including but not limited to MEMX LLC and/or MX2 LLC, each a Delaware limited liability company with principal offices at 525 Washington Blvd, Suite 300, Jersey City, NJ 07310.

"**MEMX Indemnified Parties**" means, collectively, MEMX, its affiliates and third-party information providers, and its and their respective owners, officers, directors, employees, contractors and agents.

"**MEMX Specifications**" means the written specifications, as may be amended, modified, or supplemented from time to time, with which Data Recipient's system must comply.

"**Person**" means any individual natural person, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"**Redistributor**" means an entity other than MEMX from which Data Recipient or any other Data User receives Exchange Data, which entity cannot substantially control the Exchange Data received by Data Recipient for purposes of reporting usage and qualification.

"**Regulatory Requirements**" means (a) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the Securities and Exchange Commission or other regulatory authorities, as may be applicable; (b) the rules and regulations, disciplinary decisions and rule interpretations of MEMX; (c) MEMX's decisions, Market Data Policies, interpretations, user guides, operating procedures, specifications (including without limitation the MEMX Specifications), requirements and other documentation that is regulatory or technical in nature published on the Website; and (d) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions and other legal or regulatory requirements.

"**Subscriber Agreement**" means any agreement that MEMX or its affiliates may require Data Recipient to obtain from an External Subscriber prior to Data Recipient providing such External Subscriber with Exchange Data.

"**System**" means any system MEMX or its affiliates have developed for creation and/or dissemination of Exchange Data.

“**System Description**” means any written description of Data Recipient’s system for receiving, storing, processing, using, entitling, transmitting and disseminating Exchange Data that is provided to and approved by MEMX.

“**User Agreement**” means an agreement (either via a written contract or via Exchange rules applicable to Members) by and between Data Recipient and MEMX, pursuant to which Data Recipient has the right to access the MEMX to, among other things, enter orders on MEMX, receive status updates on orders, cancel orders, and execute trades against orders on MEMX, as such agreement may be amended, modified, or supplemented from time to time.

2. Exchange Users. All rights under this Agreement granted to any Data Recipient that is also party to a User Agreement are granted subject to the terms and conditions of this Agreement and are in addition to the rights granted to Data Recipient under the User Agreement.

If Data Recipient is a Member, then Data Recipient expressly acknowledges and agrees that: (a) this Agreement does not limit or reduce in any way Data Recipient’s obligations and responsibilities as a Member; (b) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by MEMX to enforce compliance with, or impose sanctions for violations of, applicable Regulatory Requirements; and (c) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient’s membership on MEMX in accordance with applicable Regulatory Requirements.

3. Other Recipients. If Data Recipient has not entered into a User Agreement with MEMX, by signing this Agreement, Data Recipient has the right to access MEMX to receive data feeds from MEMX for internal purposes and for the distribution of, or otherwise enabling access (directly or indirectly) to, Exchange Data, as described in Data Recipient’s System Description and approved by MEMX and not for any purpose inconsistent with the terms of this Agreement.

4. License. MEMX hereby grants to Data Recipient a limited, worldwide, non-exclusive, non-transferable (except as provided in Section 20), revocable license permitting Data Recipient and its affiliates, during the term of this Agreement, to: (a) receive, store, process, commingle, and use for their own internal purposes any Exchange Data received (i) directly from MEMX; or (ii) from another authorized Exchange Data provider that has entered into a MEMX Market Data Agreement with MEMX, such as an extranet service provider or other Redistributor, and (b) distribute such Exchange Data to any Person that is (i) an External Subscriber that has entered into a Subscriber Agreement, (ii) another authorized Person that has entered into a MEMX Market Data Agreement with MEMX and an agreement with Data Recipient, or (iii) otherwise authorized in writing by MEMX, either individually or as a member of a category, to receive access to Exchange Data, in each case in accordance with the terms of this Agreement and Regulatory Requirements, as may be amended, modified, or supplemented from time to time. Data Recipient shall not use, or permit any third party to use, Exchange Data for the creation or calculation of any index or similar work or in connection with the creation of any financial instrument or investment product, except as otherwise set forth in the Market Data Policies or otherwise authorized in writing by MEMX or a MEMX affiliate or, with respect to any Exchange Data owned by a third party, the applicable provider of such Exchange Data.

Furthermore, Data Recipient represents and warrants that the detailed description of its system for receiving, storing, processing, using, entitling, transmitting and disseminating Exchange Data, as described in its System Description, including, but not limited to, the data processing equipment, software and communications facilities related thereto, is true, complete and not misleading, and that Data Recipient and its Data Users are authorized to receive and use the Exchange Data only for the purposes set forth in this Agreement and applicable Regulatory Requirements. Any use or distribution of the Exchange Data by Data Recipient and its Data Users, including, but not limited to, reprocessing or creating derived data or services, unless expressly described in Data Recipient’s System Description and approved by MEMX, is prohibited. Data Recipient acknowledges and represents that it shall not use or distribute the Exchange Data at any time in contravention of Regulatory Requirements, including, and without limitation, the restrictions on the display or other distribution of information as set forth in Section 603(c) of Regulation NMS if applicable.

Should Data Recipient intend to make any material change to its service and/or systems for use and/or distribution of the Exchange Data (including, but not limited to, redistribution and reproduction) not then described in Data Recipient’s System

Description, Data Recipient may only do so with MEMX's prior written approval of Data Recipient's revised System Description and subject to payment of applicable fees. MEMX shall promptly and in good faith approve or disapprove proposed modifications to Data Recipient's System Description. Data Recipient acknowledges and agrees that it acts at its own risk in developing any modification to its service and/or systems prior to receiving approval from MEMX in accordance with this Section 4. Data Recipient is not required to notify MEMX of non-material changes to its System Description.

5. Record Retention by Data Recipient. Data Recipient shall maintain complete and accurate records relating to the use and distribution of Exchange Data in accordance with Regulatory Requirements and other such information as MEMX from time to time may reasonably request in writing.

6. Reporting. Data Recipient shall comply with Regulatory Requirements relating to usage reporting, such as reporting Data Users, Devices and other units of count as specified in the Market Data Policies.

7. Proprietary Nature of Exchange Data. MEMX represents that Exchange Data and the System constitute valuable property of MEMX. Data Recipient expressly acknowledges and agrees that, as between MEMX and Data Recipient, MEMX has the exclusive proprietary rights in and to the System and Exchange Data that (a) originates on or relates to trading on MEMX; (b) relates to activities that are regulated or operated by MEMX; (c) MEMX derives from Exchange Data that originates on or relates to MEMX; and (d) is a compilation of information and data that MEMX gathers from other sources pursuant to separate agreements with those sources. The System and all Exchange Data, including without limitation any and all intellectual property rights inherent therein or appurtenant thereto, shall, as between MEMX and Data Recipient, be and remain the sole and exclusive property of MEMX. Data Recipient shall not, by act or omission, diminish or impair in any manner the acquisition, maintenance and full enjoyment by MEMX, its licensors, licensees, transferees and assignees, of their proprietary or other rights in Exchange Data and the System. Data Recipient acknowledges and agrees that third party information providers that provide information, goods and services to MEMX in connection with the creation of Exchange Data may impose certain requirements on the use and distribution of their respective information and data or information derived from their information and data, and accordingly Data Recipient rights under this Agreement with respect to Exchange Data including or based on such third party information and data is subject to requirements imposed by the subject provider from time to time, notwithstanding terms and conditions of this Agreement to the contrary. MEMX makes no proprietary claim to information or data permitted to be derived from Exchange Data by Data Recipient pursuant to this Agreement that do not display, represent or recreate any Exchange Data, or readily allow Exchange Data to be recalculated.

8. Protection of Exchange Data. Data Recipient agrees to use commercially reasonable efforts to prevent any Person from obtaining Exchange Data through its equipment or facilities, except as authorized hereunder or in an Additional Agreement. In the event Data Recipient has reason to believe any Exchange Data is being obtained by an unauthorized Person from Data Recipient, or its affiliates or Data Users, Data Recipient agrees to use commercially reasonable efforts to ascertain the source from which, and the manner in which, the same is being obtained and to promptly inform and cooperate with MEMX fully with respect thereto. During the term of this Agreement, Data Recipient shall maintain effective Controls for any part of Data Recipient's service for which Data Recipient controls access to Exchange Data.

9. Right to Deny Use or Distribution. MEMX retains the right to direct Data Recipient to terminate any use or distribution of Exchange Data for any reason or no reason, in which event MEMX shall notify Data Recipient and Data Recipient shall cease using and/or distributing Exchange Data as directed by MEMX as soon as commercially practicable.

10. Use of Name. MEMX shall not: (a) advertise or publicly announce that it is providing services to Data Recipient or its affiliates or (b) use the name of Data Recipient or any affiliate thereof in any advertising or promotional materials, including but not limited to, any published list of data recipients or other clients in its Website displays, without the prior written consent of Data Recipient.

11. Right to Audit. During the term of this Agreement and for a period of 12 months thereafter, Data Recipient shall allow MEMX or its appointed agent to inspect Data Recipient's records and systems to verify that internal use and/or distribution of Exchange Data (including review of any records regarding the use of, or redistribution of, the Exchange Data and locations where the Exchange Data is being received) has been in accordance with this Agreement, the Market Data Policies and Regulatory Requirements.

12. Qualification Requirements; Data Recipient Indemnification. Except as otherwise set forth in this Agreement, Data Recipient shall only furnish, or cause or permit to be furnished, all or any part of Exchange Data to Data Users that, at the time of receipt thereof, are of a type qualified (as set forth in applicable Regulatory Requirements) to receive Exchange Data from Data Recipient. Data Recipient agrees that MEMX may have different qualification requirements for different Data Users. Data Recipient shall defend, indemnify and hold harmless the MEMX Indemnified Parties and any third parties that provide information, goods, and services to MEMX in connection with the creation of Exchange Data from Claims and Losses based on or related to Exchange Data received by Data Recipient (including without limitation, any Exchange Data received, used and/or distributed by Data Recipient) arising from Data Recipient's election to distribute Exchange Data to such Data User or Person without an executed Subscriber Agreement with such Data User or Person.

If any Data User fails to comply with any of the terms or conditions of this Agreement applicable to Data Users, its agreement with Data Recipient for Exchange Data, or any other agreement between Data User and MEMX (including the Additional Agreements), or has made any representation in any such agreement which was or has become untrue, then Data Recipient shall, within 5 business days after receipt of notice from MEMX of such failure or untruth, cease providing Exchange Data to such Data User and shall, within 10 business days following the receipt of such notice, confirm such cessation by notice to MEMX. Data Recipient shall be solely responsible for the acts and omissions of Internal Subscribers. If a Data User is to be terminated under this provision, then MEMX will request all Data Recipients to cease providing Exchange Data to such Data User.

13. Warranty; Disclaimers; Modifications. MEMX represents and warrants that it has the right to grant the rights herein granted to Data Recipient. MEMX represents and warrants that the Exchange Data that it makes available to Data Recipient hereunder will be equivalent to the Exchange Data it makes available to other Persons entering into a MEMX Market Data Agreement that are subscribing to the same Exchange Data through the same Exchange Data service. Notwithstanding the foregoing, Data Recipient acknowledges and agrees that nothing in this Agreement constitutes an undertaking by MEMX to continue: (a) to make Exchange Data, the System, or any aspect of either, available in the present form or configuration or under the current MEMX Specifications; or (b) to use existing communications facilities. In addition, MEMX, in its sole discretion, may make modifications, additions, and/or deletions to Exchange Data, the System, or any aspect of either, including its communications facilities. MEMX will use commercially reasonable efforts to provide Data Recipient with at least 60 days' notice of any material modification, addition, or deletion to such items, except to the extent a shorter period is: (x) required due to any situation that necessitates modifications, additions, or deletions on an accelerated basis or otherwise precludes such advance notice, or (y) required pursuant to an order of a court or an arbitrator or by a regulatory agency.

14. Fees. Data Recipient agrees to make timely payment of Connectivity Fees and Data Fees, as well as any applicable late fees for the failure to make payment within the required time period, in accordance with the applicable Fee Schedules. Connectivity Fees and Data Fees are payable within 30 days of the invoice date. Data Recipient will be solely responsible for any and all telecommunications costs and all other expenses incurred in connecting to and maintaining its connection to, MEMX. Failure to make payments within 30 days from the invoice date may result in suspension or termination of distribution of Exchange Data by MEMX to Data Recipient. Subject to Regulatory Requirements, MEMX reserves the right to change fees stated in a Fee Schedule, including Connectivity Fees and Data Fees, applicable to Data Recipient. MEMX will use commercially reasonable efforts to provide advance notice to Data Recipient (delivered via email and posted to the Website) of any changes to Connectivity Fees. MEMX will use commercially reasonable efforts to provide at least 60 days advance notice to Data Recipient (delivered via email and posted to the Website) of any changes to Data Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change. **Receipt or use of Exchange Data after the applicable notice period for any change of Connectivity Fees or Data Fees shall constitute acceptance of such changes by Data Recipient.**

Data Recipient is not required to actually invoice Data Recipient Invoiced Subscribers, but, in any event, Data Recipient shall be responsible for the charges associated with the Data Recipient Invoiced Subscribers. Data Recipient shall bear all risk of non-payment by Data Recipient Invoiced Subscribers or by Data Users for which Data Recipient is responsible for the charges. Data Recipient may choose to pay MEMX any charges due on behalf of any Data User. Upon Data Recipient's payment to MEMX on behalf of any Data User of any charges due hereunder, Data Recipient shall be subrogated to any and all rights of MEMX to recover such charges. Data Recipient shall pay any taxes, charges or assessments (other than taxes imposed on the net income of MEMX) by any foreign or domestic national, state, provincial or local government bodies, or subdivisions thereof relating to the provision, use or distribution of Exchange Data pursuant to this Agreement, and any related penalties or interest. In addition, if Data Recipient or any Data Recipient Invoiced Subscriber is required by applicable law to deduct or withhold any such tax, charge or assessment from the fees due MEMX, then such fees due from Data Recipient to MEMX shall be increased so that the net amount actually received by MEMX after the deduction or withholding of any such tax, charge or assessment, will equal one hundred percent (100%) of the fees that are owed.

15. Term and Termination. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated either by Data Recipient on not less than 30 days' written notice to MEMX or by MEMX on not less than 60 days' written notice to Data Recipient. Notwithstanding the foregoing, this Agreement may be terminated immediately upon written notice by MEMX in the event that (a) Data Recipient is not permitted or not able to receive or MEMX is prevented from disseminating Exchange Data, or any part thereof; (b) any representation, warranty or certification made by Data Recipient in this Agreement or in any other document furnished by Data Recipient is, as of the time made or furnished, materially false or misleading; (c) Data Recipient's actions or omissions result in a default of its obligations or covenants under this Agreement or in a breach of any representation, warranty, certification or other provision of this Agreement, which is material to MEMX for regulatory, commercial or other reasons, after MEMX has notified Data Recipient in writing that such action constitutes a default or breach hereunder and has not been cured within 30 days of receipt of such notification by MEMX; or (d) MEMX, in its sole reasonable discretion, determines that any failure on the part of Data Recipient to comply with this Agreement has or is likely to have a materially adverse impact on the operation or performance of the System, Exchange Data or MEMX, or likely to cause disproportionate harm to MEMX's interests should termination be delayed. The following Sections will survive the termination or expiration of this Agreement for any reason: 1, 5-8, 10-19, 21, 22, 24-27, and 29. Any terms and conditions of the Additional Agreements incorporated herein by reference which by their terms are stated to survive the termination or expiration of such Additional Agreements shall survive the termination or expiration of this Agreement.

16. Confidentiality. Under this Agreement, MEMX (and any MEMX designee conducting an audit pursuant to this Agreement) shall keep confidential Data Recipient's System Description and Data Recipient's records, reports and payments that MEMX or its designee has reviewed or audited, and any other Data Recipient information or material reasonably considered to be of a confidential nature (whether or not designated as such), as well as any and all information received in connection with this Agreement, including but not limited to, business, financial, operational, product, service and other information. Data Recipient acknowledges that it may also obtain confidential information, data, or techniques of MEMX or its affiliates (whether or not designated as such). All such confidential information, whether written or oral, shall be deemed confidential upon disclosure to the recipient. Except as otherwise set forth herein, the recipient shall use such confidential information solely for use consistent with the purposes of this Agreement; shall hold such confidential information in confidence; and shall not use, disclose, copy, or publish any such confidential information without the prior written approval of the disclosing party. The recipient shall take reasonable security precautions, including at least as great as the precautions it takes to protect its own confidential information, but no less than reasonable care, to keep confidential the confidential information of the disclosing party. The recipient shall notify the disclosing party immediately upon discovery of any unauthorized use or disclosure of confidential information, and will cooperate with the disclosing party in every reasonable way to help the disclosing party regain possession of the confidential information and prevent its further unauthorized use or disclosure. The parties acknowledge that monetary damages may not be a sufficient remedy for unauthorized disclosure of confidential information, and that disclosing party shall be entitled, without waiving any other rights or remedies, to such injunctive or equitable relief as may be deemed proper by a court of competent jurisdiction.

Notwithstanding anything herein to the contrary, MEMX (or a MEMX affiliate) or Data Recipient may disclose confidential information to the extent: (a) demanded by a court, arbitrator or government agency with regulatory jurisdiction over MEMX or over Data Recipient or any judicial or government order; (b) necessary to fulfill any MEMX (or MEMX affiliate) or Data Recipient regulatory responsibility, including any responsibility over Members and associated Persons under the Act; or (c) necessary for MEMX (or a MEMX affiliate) or Data Recipient and their respective employees, directors, and other agents to use such confidential information consistent with the purposes of this Agreement. If a party is required to disclose information pursuant to clauses (a) and (b) immediately above, such party shall notify the disclosing party in writing, to the extent permitted by law or regulation, of such requirement prior to disclosing such information and provide the original disclosing party, at its expense, with an adequate opportunity to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the confidential information. The duties in this Section 16 do not apply to data, information or techniques that: (i) were lawfully in a party's possession prior to the date of this Agreement, provided the source of that information was not known by recipient to be bound by a confidentiality agreement with or other continual, legal or fiduciary obligation of confidentiality to disclosing party; (ii) is now, or hereafter becomes, through no act or failure to act on the part of recipient, generally known to the public; (iii) is rightfully obtained by recipient from a third party so long as the party does not know that the third party has breached any obligation not to reveal such data, information, or techniques; or (iv) can be demonstrated was independently developed by recipient without use or reference to the confidential information. All confidential information is and shall remain the property of the disclosing party. By disclosing confidential information to recipient, disclosing party does not grant any express or implied right to recipient to or under any patents, copyrights, trademarks, or trade secret information.

MEMX shall not disclose its audit findings to any third parties (other than to its affiliates and to MEMX's and its affiliates' directors and independent consultants or subcontractors that are subject to confidentiality obligations or as otherwise set forth herein) and all information learned in connection with an audit shall constitute Data Recipient's confidential information. Notwithstanding the foregoing, nothing herein shall prevent MEMX from using the audit findings to the extent the findings are used in the aggregate with other information and such aggregation does not (a) specifically identify Data Recipient or (b) create a context where Data Recipient's identity may be reasonably inferred.

17. LIMITATION OF LIABILITY; DISCLAIMER OF WARRANTIES. Except to the extent of fraud or willful misconduct by MEMX, or a claim arising out of MEMX's indemnification or confidentiality obligations set forth herein, MEMX Indemnified Parties shall not be liable to Data Recipient or its affiliates, or to any other Person, for Claims and Losses related to the Exchange Data, including for any inaccurate or incomplete Exchange Data received from MEMX or from a Redistributor, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions. DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT EXCHANGE DATA AND ANY AND ALL MATERIAL RELATED TO EXCHANGE DATA, INCLUDING BUT NOT LIMITED TO THE SYSTEM AND MEMX SPECIFICATIONS, ARE BEING PROVIDED "AS IS." EXCEPT AS EXPRESSLY SET FORTH IN SECTION 13, DATA RECIPIENT ACKNOWLEDGES THAT MEMX INDEMNIFIED PARTIES DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO EXCHANGE DATA, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE. EXCEPT TO THE EXTENT OF FRAUD OR WILLFUL MISCONDUCT BY MEMX, MEMX INDEMNIFIED PARTIES SHALL NOT BE LIABLE TO DATA RECIPIENT, OR TO ANY OTHER PERSON, FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE, INCLUDING BUT NOT LIMITED TO, LOSS OF OR DAMAGE TO DATA, LOSS OF BUSINESS OR LOST PROFITS, ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF MEMX HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY DATA RECIPIENT, OR A CLAIM ARISING OUT OF DATA RECIPIENT'S INDEMNIFICATION OR CONFIDENTIALITY OBLIGATIONS SET FORTH HEREIN, DATA RECIPIENT INDEMNIFIED PARTIES SHALL NOT BE LIABLE FOR INDIRECT, CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES OF ANY NATURE ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF DATA RECIPIENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

18. Indemnification by Data Recipient. Data Recipient and its affiliates agree to indemnify, defend, and hold harmless MEMX Indemnified Parties from and against any and all Claims and Losses imposed on or asserted against MEMX

Indemnified Parties by a third party resulting from, in connection with, or arising out of (a) any failure of a Data User to comply with the terms and conditions of any MEMX required agreement for Exchange Data if Data Recipient has failed to notify MEMX in writing of such non-compliance within 10 days after Data Recipient knows of such non-compliance (unless such Data User is a party to a MEMX Market Data Agreement); (b) any assertion of Claims and Losses relating to this Agreement against any MEMX Indemnified Party made by any Data User (or any third party relying upon Exchange Data received by such Data User, unless such Data User is party to a MEMX Market Data Agreement); (c) the receipt, use, or redistribution of Exchange Data in breach hereof by Data Recipient or its affiliates; (d) any failure by Data Recipient or its affiliates to comply with its obligations under this Agreement; and (e) any claim by any third party that the use of Data Recipient's service (except the Exchange Data) infringes any U.S. copyright, patent, trademark, trade secret or other intellectual property right; provided that: (i) MEMX promptly notifies Data Recipient in writing of any claim, action, or allegation; however, failure to promptly notify Data Recipient of a claim shall not relieve Data Recipient of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of Data Recipient; (ii) Data Recipient shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon MEMX's request, shall inform MEMX of the status of any proceedings or negotiations; and (iii) MEMX reasonably cooperates to facilitate such defense. Data Recipient, in defending any such claim, action or allegation, except with the written consent of MEMX Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the MEMX Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation and (B) subjects MEMX Indemnified Parties to any obligation in addition to those set forth herein. MEMX shall use all reasonable efforts to mitigate its loss, damage, costs, and expense. Any costs recovered in a settlement will be for the account of Data Recipient.

19. Indemnification by MEMX. MEMX agrees to indemnify, defend and hold harmless Data Recipient Indemnified Parties from and against all Claims and Losses imposed on or asserted against a Data Recipient Indemnified Party by a third party resulting from, in connection with, or arising out of a claim that Exchange Data, or Data Recipient's use thereof, or the System infringes any U.S. copyright, patent, trademark, trade secret or other intellectual property right; provided that: (a) Data Recipient promptly notifies MEMX in writing of any claim, action, or allegation; however, failure to promptly notify MEMX of a claim shall not relieve MEMX of its indemnification obligations hereunder except to the extent that such failure prejudices the rights of MEMX; (b) MEMX shall have sole control of the settlement and defense of any action to which this indemnity relates, but, upon Data Recipient's request, shall inform Data Recipient of the status of any proceedings or negotiations; and (c) Data Recipient reasonably cooperates to facilitate such defense. MEMX, in defending any such claim, action or allegation, except with the written consent of Data Recipient Indemnified Parties, shall not consent to entry of any judgment or enter into any settlement which (A) does not include, as an unconditional term, the grant by the claimant to the Data Recipient Indemnified Parties of a release of all liabilities in respect to such claim, action, or allegation and (B) subjects Data Recipient Indemnified Parties to any obligation in addition to those set forth herein. Data Recipient shall use all reasonable efforts to mitigate its loss, damage, costs, and expense. Any costs recovered in a settlement will be for the account of MEMX.

MEMX shall not have the obligation to indemnify, defend and hold harmless Data Recipient Indemnified Parties for any and all Claims and Losses imposed on, incurred by or asserted against a Data Recipient Indemnified Party as a result of any allegation of infringement or misappropriation if the System, Exchange Data, or any MEMX Specifications have not been used in accordance with this Agreement which resulted in such infringement or misappropriation, or if Data Recipient uses the System, Exchange Data, or any MEMX Specifications after MEMX notifies Data Recipient of a potential or actual infringement claim or to the extent it is based on use of a superseded version of the System, Exchange Data, or any MEMX Specifications if such infringement or misappropriation would have been avoided by use of the current version of the System, Exchange Data, or MEMX Specifications or if the infringement or misappropriation claim, action, or allegation is the result of the combination, operation, or use of the System furnished timely to Data Recipient by MEMX, Exchange Data, or any MEMX Specifications with hardware, software, or materials if such infringement or misappropriation would have been avoided by the use of the System, Exchange Data, or any MEMX Specifications without such hardware, software, or materials.

In the event of a claim, action or allegation of infringement or misappropriation or if, in MEMX's reasonable opinion, such a claim, action or allegation is likely to occur or if the use of the System, Exchange Data, or any MEMX Specifications is enjoined because of infringement or misappropriation, MEMX may, at its sole option and expense, (i) procure for Data Recipient the right to continue using the System, Exchange Data, or any MEMX Specifications; (ii) replace or modify the System, Exchange Data, or any MEMX Specifications to be non-infringing, and require the return of the potentially infringing or misappropriating items, if applicable, without liability to Data Recipient or any other third party; or (iii) terminate this Agreement immediately without liability to Data Recipient (other than indemnification by MEMX in accordance with this Section) or any third party.

This Section sets forth the entire liability of MEMX and the exclusive remedy of Data Recipient for the infringement or misappropriation of intellectual property by MEMX.

20. Assignment. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Data Recipient may not assign this Agreement in whole or in part without the prior written consent of MEMX; provided, however, that MEMX shall not unreasonably withhold such consent. Notwithstanding the foregoing, Data Recipient may assign this Agreement in its entirety to (a) an affiliate or subsidiary; (b) a successor of Data Recipient, by consolidation, merger, or operation of law; or (c) a purchaser of all or substantially all of Data Recipient's assets, in each case without the prior written consent of MEMX, provided that Data Recipient (i) is not currently in breach of this Agreement or delinquent in any fees owed to MEMX hereunder and (ii) provides prior written notice to MEMX. MEMX may require the assignee to sign a new agreement with MEMX. MEMX may assign or transfer this Agreement or any of its rights or obligations hereunder to a related or an unrelated party pursuant to written notice to Data Recipient.

21. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay fees when due) caused by an event that is beyond the party's control; provided, however, that such party shall use commercially reasonable efforts to remedy the situation and resume performance as specified in this Agreement.

22. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

23. Relationship of the Parties. Nothing herein shall be construed to create a joint venture or partnership between the parties hereto. Neither party hereto shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any contract, agreement, or undertaking with any third party.

24. Entire Agreement; Priority Rules; Amendment; Waiver. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of any applicable Additional Agreements shall be incorporated herein by reference, and, together with this Agreement, shall constitute the complete and entire statement of all conditions and representations of the agreement between MEMX and Data Recipient with respect to its subject matter and supersedes all prior writings or understandings. If there is any conflict or inconsistency among this Agreement and the documents incorporated herein by reference with respect to the use or distribution of Exchange Data as contemplated herein, the following order of precedence shall apply, to the extent applicable to Data Recipient: (a) Regulatory Requirements; (b) applicable Fee Schedules; (c) this Agreement; (d) the applicable System Description; (e) the User Agreement; and (f) Additional Agreements, if any.

Except as may otherwise be set forth in this Agreement, MEMX or its affiliates may amend this Agreement, the Subscriber Agreement and the Market Data Policies on 60 days' prior written notice to Data Recipient, and any receipt or use of Exchange Data after such date is deemed acceptance. The means of notifying Data Recipient of such amendment may include, but not be limited to, emailing such term or condition to Data Recipient or posting such alteration on the Website upon written notice to Data Recipient.

No failure on the part of MEMX or Data Recipient to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

25. Notices. Any notice given pursuant to this Agreement shall be in writing (including by email) to MEMX at legal@memx.com or 382 NE 191st Street, Suite 92178, Miami, FL 33179, or the office address set forth on the Website or in the Market Data Policies from time to time, or to Data Recipient at the email or office address of Data Recipient on file with MEMX.

26. Governing Law; Venue. This Agreement will be governed by and interpreted in accordance with the laws of the State of New York without giving effect to any choice or conflict of law provision or rule. Both parties agree that disputes relating to this Agreement shall be resolved solely in the state or federal courts located in the County of New York in the State of New York, and each party hereby submits to the jurisdiction of such courts.

27. Affiliates. Notwithstanding anything to the contrary in this Agreement, the Data Recipient may identify to MEMX any affiliate that is entitled to exercise the rights of Data Recipient set forth herein on behalf of itself, the Data Recipient, or any other affiliate of the Data Recipient, including, but not limited to, rights to use and distribute Exchange Data to other parties, subject to the terms of this Agreement. If this Agreement will be applicable to an affiliate, Data Recipient must submit a list of any such affiliate(s) to MEMX. By submitting the names of its affiliate(s), Data Recipient agrees that the contact information set forth herein shall be deemed to be the contact information for each affiliate and that DATA RECIPIENT SHALL ASSUME ALL RESPONSIBILITY FOR AND WILL INDEMNIFY, DEFEND, AND HOLD HARMLESS MEMX INDEMNIFIED PARTIES AGAINST ANY ACTION OR INACTION BY AN AFFILIATE AS IF SUCH ACTION OR INACTION WERE THAT OF DATA RECIPIENT, AND DATA RECIPIENT AND ITS AFFILIATE(S) SHALL BE JOINTLY AND SEVERALLY LIABLE FOR ALL ACTIONS AND/OR INACTIONS OF THE OTHER(S). All of the rights and licenses granted to, and all obligations of, Data Recipient under this Agreement will apply to such affiliate(s) to the same extent as applicable to Data Recipient. For the avoidance of doubt, any affiliate of Data Recipient that is not identified by Data Recipient to MEMX under this provision shall not be entitled to exercise the rights of Data Recipient set forth herein, and Data Recipient shall ensure that no such affiliate receives any Exchange Data from Data Recipient under the terms hereof.

For purposes of this Agreement, an "affiliate" of Data Recipient shall include any entity that, from time to time, directly or indirectly controls, is controlled by, or is under common control with Data Recipient, where control means the power to direct or cause the direction of the management or policies of another entity, whether through the ownership of voting securities, by contract, or otherwise. The Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with this Agreement to any affiliate of the Data Recipient or an authorized third-party agent, which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with this Agreement.

28. Headings. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

29. Cumulative Remedies. Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties (including without limitation the Additional Agreements) or otherwise.

30. Counterparts. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

This Agreement is submitted with respect to the following exchange(s): ☐ MEMX LLC ☐ MX2 LLC

User:______________________________	MEMX LLC; MX2 LLC (as applicable)
Signature:______________________________	Signature:______________________________
Printed Name:______________________________	Printed Name:______________________________
Title:______________________________	Title:______________________________
	Date:______________________________

Service Facilitator List

This Service Facilitator List is for the MEMX Market Data Agreement.

DATA RECIPIENT INFORMATION
Company Name:

EXCHANGE (check all that apply)
☐ MEMX LLC ☐ MX2 LLC

SERVICE FACILITATOR INFORMATION		
Company Name:		
Address of Receipt of Exchange Data:		
City:	State:	Zip:
BUSINESS CONTACT		
Name:	Email:	
Title:	Phone:	
Description of service provided:		
DATA DISTRIBUTION: ☐ Controlled ☐ Uncontrolled		
Will the Service Facilitator be responsible for reporting data feed usage on behalf of the Data Recipient? ☐ Yes ☐ No		

SERVICE FACILITATOR INFORMATION		
Company Name:		
Address of Receipt of Exchange Data:		
City:	State:	Zip:
BUSINESS CONTACT		
Name:	Email:	
Title:	Phone:	
Description of service provided:		
DATA DISTRIBUTION: ☐ Controlled ☐ Uncontrolled		
Will the Service Facilitator be responsible for reporting data feed usage on behalf of the Data Recipient? ☐ Yes ☐ No		

I certify that the information provided on this Service Facilitator List is complete and accurate.

____
Data Recipient Name

______________________________ ______________________
Signature of Data Recipient Authorized Representative   Title

______________________________ ______________________
Printed Name   Date

MEMX Subscriber Agreement

Vendor may not modify or waive any term of this Agreement. Any attempt to modify this Agreement, except by MEMX LLC or MX2 LLC (collectively, "MEMX") or its affiliates, is void.

This MEMX Subscriber Agreement (this "Agreement"), with an effective date as of the last date executed on the signature page hereof, is made by and between the vendor referenced below ("Vendor") and the subscriber referenced below ("Subscriber").

1. **Definitions**. Capitalized terms used herein shall have the meanings set forth in this Section 1.

"**Claims and Losses**" means any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, proceedings, costs, judgments, settlements and expenses of any nature, whether incurred by or issued against an indemnified party or a third party, including, without limitation, (a) indirect, special, punitive, consequential or incidental loss or damage; and (b) administrative costs, investigatory costs, litigation costs and auditors' and attorneys' fees and expenses (including in-house personnel).

"**Exchange**" means MEMX LLC and/or MX2 LLC, each as applicable.

"**Exchange Data**" means certain data and other information: (a) disseminated by a System relating to securities or other financial instruments, products, vehicles, or other means; or (b) related to Persons regulated by MEMX or to activities of MEMX; or (c) gathered by MEMX from other sources.

"**MEMX Indemnified Parties**" means, collectively, MEMX, its affiliates and third-party information providers, and its and their respective owners, officers, directors, employees, contractors and agents.

"**Non-Professional Subscriber**" means a natural person or qualifying trust that uses Exchange Data only for personal purposes and not for any commercial purpose and, for a natural person who works in the United States, is not: (i) registered or qualified in any capacity with the Securities and Exchange Commission, the Commodities Futures Trading Commission, any state securities agency, any securities exchange or association, or any commodities or futures contract market or association; (ii) engaged as an "investment adviser" as that term is defined in Section 202(a)(11) of the Investment Advisors Act of 1940 (whether or not registered or qualified under that Act); or (iii) employed by a bank or other organization exempt from registration under federal or state securities laws to perform functions that would require registration or qualification if such functions were performed for an organization not so exempt; or, for a natural person who works outside of the United States, does not perform the same functions as would disqualify such person as a Non-Professional User if he or she worked in the United States.

"**Person**" means any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, or other entity.

"**Professional Subscriber**" means all other Persons who do not meet the definition of Non-Professional Subscriber.

"**Regulatory Requirements**" means (a) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the Securities and Exchange Commission or other regulatory authorities, as may be applicable; (b) the rules and regulations, disciplinary decisions and rule interpretations of MEMX; (c) MEMX's decisions, policies, interpretations, user guides, operating procedures, specifications, requirements and other documentation that is regulatory or technical in nature published on MEMX's website or successor website; and (d) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions and other legal or regulatory requirements.

"**Subscriber**" means, collectively, all Non-Professional Subscribers and Professional Subscribers.

"**System**" means any system MEMX or its affiliates have developed for creation and/or dissemination of Exchange Data.

"**Vendor**" means "Data Recipient," as that term is defined in the MEMX Market Data Agreement, as may be modified from time to time.

"**Vendor's Service**" means the service from a Vendor, including the data processing equipment, software, and communications facilities related thereto, for receiving, processing, transmitting, using, and disseminating Exchange Data to or by Subscriber.

2. Use of Data. Subscriber may not sell, lease, furnish or otherwise permit or provide access to Exchange Data to any other Person or to any other office or place. Subscriber will not engage in the operation of any illegal business use or permit anyone else to use Exchange Data, or any part thereof, for any illegal purpose or violation of any Regulatory Requirements. Subscriber may not present Exchange Data rendered in any unfair, misleading, or discriminatory format. Subscriber shall take reasonable security precautions to prevent unauthorized Persons from gaining access to Exchange Data.

Use by Non-Professional Subscribers. Exchange Data is licensed only for personal, non-commercial use by a Non-Professional Subscriber. By representing to Vendor that Subscriber is a Non-Professional Subscriber, or by continuing to receive Exchange Data at a Non-Professional Subscriber rate, Subscriber is affirming to Vendor and MEMX that Subscriber meets the definition of Non-Professional Subscriber as set forth herein. A Non-Professional Subscriber shall comply promptly with any reasonable request from MEMX, or its designee, for information regarding the Non-Professional Subscriber's receipt, processing, display, use, and redistribution of Exchange Data.

Use by Professional Subscribers. Exchange Data is licensed for internal business use and/or personal use by a Professional Subscriber. Professional Subscriber may, on a non-continuous basis, furnish limited amounts of Exchange Data to customers in written advertisements, correspondence, or other literature or during voice telephonic conversations not entailing computerized voice, automated information inquiry systems, or similar technologies. Professional Subscriber shall make its premises available to MEMX, or its designee, for physical inspection of Vendor's Service and of Professional Subscriber's use of Exchange Data (including review of any records regarding use of or access to Exchange Data and the number and locations of all devices that receive Exchange Data), all at reasonable times and upon reasonable notice, to ensure compliance with this Agreement.

3. Proprietary Data. MEMX grants to Subscriber a non-exclusive, non-transferable license during the term of the Agreement to receive Exchange Data distributed to it by Vendor and, thereafter, to use such Exchange Data as permitted under the terms of this Agreement and Regulatory Requirements. Subscriber acknowledges and agrees that MEMX and its affiliates have proprietary rights to Exchange Data that (a) originates on or relates to trading on MEMX; (b) relates to activities that are regulated or operated by MEMX; (c) MEMX derives from Exchange Data that originates on or relates to MEMX; and (d) is a compilation of information and data that MEMX gathers from other sources. Subscriber further acknowledges and agrees that MEMX's third party information providers may impose certain requirements on the use and distribution of their respective information and data or information derived from their information and data, and accordingly Subscriber's rights under this Agreement with respect to Exchange Data including or based on such third party information and data is subject to requirements imposed by the subject provider from time to time, notwithstanding terms and conditions of this Agreement to the contrary. In the event of any misappropriation or misuse by Subscriber or anyone who accesses Exchange Data through Subscriber, MEMX or its affiliates or third-party information providers shall have the right to obtain injunctive relief for its respective materials. Subscriber shall attribute the source of Exchange Data as appropriate under all circumstances.

4. Payment. Subscriber shall assume full and complete responsibility for the payment of any taxes, charges, or assessments imposed on Subscriber or MEMX (except for U.S. federal, state, or local incomes taxes, if any, imposed on MEMX) by any foreign or domestic national, state, provincial, or local governmental bodies, or subdivisions thereof, and any penalties or interest relating to the provision of Exchange Data to Subscriber. Interest shall be due from the date of the invoice to the time that the amounts that are due have been paid. To the extent permitted by applicable law, Subscriber acknowledges and agrees that the termination of Vendor's Service for failure to make payments shall not be considered an improper limitation of access by MEMX. For Professional Subscribers, if any payment is due directly to MEMX under this Agreement, payment in full is due MEMX in immediately available funds within 30 days of the date of an invoice, whether or not use is made of, or access it made to, Exchange Data. Subscriber agrees to pay MEMX any applicable late fees on all past due amounts that are not the subject of a legitimate and bona fide dispute.

5. System. Subscriber acknowledges that MEMX, in its sole discretion, may from time to time make modifications additions, and/or deletions to the System or Exchange Data or any aspect of either. Such modifications additions, or deletions may require corresponding changes to be made to Vendor's Service. Changes or the failure to make timely changes by Vendor may sever, delay, or otherwise affect Subscriber's access to or use of Exchange Data. MEMX shall not be responsible for any such effects. MEMX does not endorse or approve any Vendor, Vendor's Service or equipment utilized by Vendor or Subscriber.

6. Limitation of Liability.

MEMX Indemnified Parties shall not be liable to Subscriber or to any other Person for any inaccurate or incomplete Exchange Data received from MEMX or from Vendor, any delays, interruptions, errors, or omissions in the furnishing thereof, or any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions.

This Section shall not relieve MEMX, Vendor, Subscriber, or any other Person from liability for damages that result from their own gross negligence or willful tortious misconduct or from personal injury or wrongful death claims.

MEMX, Vendor, and Subscriber understand and agree that the terms of this Section reflect a reasonable allocation of risk and limitation of liability.

7. Disclaimer of Warranties. SUBSCRIBER EXPRESSLY ACKNOWLEDGES THAT MEMX INDEMNIFIED PARTIES DO NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE.

8. Third-Party Information Providers' Limitation of Liability. MEMX's third-party information providers shall have no liability for any damages, whether direct or indirect, whether lost profits, indirect, special, or consequential damages of Subscriber or any other Person seeking relief through Subscriber relating to the accuracy of or delays or omissions in any Exchange Data provided by MEMX's third-party information providers, even if the third-party information providers have been advised of the possibility of such damages. In no event will the liability of the third-party information providers or their affiliates to Subscriber or any other Person seeking relief through Subscriber pursuant to any cause of action, whether in contract, tort, or otherwise, exceed the fee paid by Subscriber or any other Person seeking relief through Subscriber, as applicable.

9. Claims and Losses. Subscriber agrees to indemnify and hold harmless MEMX Indemnified Parties from any and all Claims and Losses imposed on, incurred by, or asserted as a result of or relating to: (a) any noncompliance by Subscriber with the terms and conditions hereof; and (b) any third-party actions related to Subscriber's receipt and use of Exchange Data, whether authorized or unauthorized under this Agreement. Each party agrees to indemnify and hold harmless (and in every case, MEMX shall be permitted to solely defend and settle) another party (including MEMX) and their owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related Persons, against any Claims and Losses arising from, involving, or relating to a claim of infringement or other violation of an intellectual property right by the indemnifying party provided that: (a) the indemnified party promptly notifies the indemnifying party in writing of the Claims and Losses; and (b) the indemnified party reasonably cooperates in the defense of the Claims and Losses.

10. Termination. Subscriber acknowledges that MEMX, when required to do so in fulfillment of statutory obligations or otherwise, may by notice to Vendor unilaterally limit or terminate the right of any or all Persons to receive or use Exchange Data, or any part thereof, and that Vendor shall immediately comply with any such notice and terminate or limit the furnishing of Exchange Data and confirm such compliance by written notice to MEMX. Any affected Person will have available to it such procedural protections as are provided by applicable Regulatory Requirements. In addition to the termination rights permitted under any agreement Subscriber may have with Vendor, this Agreement may be terminated by Subscriber upon 30 days' written notice to Vendor and by MEMX upon 30 days' written notice either to Vendor or Subscriber. In the event of Subscriber's breach, the discovery of the untruth of any representation or warranty of Subscriber, or where directed by a regulatory authority having jurisdiction over MEMX or a MEMX affiliate, MEMX may terminate this Agreement upon not less than 3 days' written notice to Subscriber provided either by MEMX or Vendor.

11. **Notices**. All communications required to be given in writing to Exchange under this Agreement shall be directed to:

MEMX LLC (or MX2 LLC, as applicable)
525 Washington Blvd
Suite 300
Jersey City, NJ 07310
Email: memberx@memx.com

With a copy to: legal@memx.com

Direct communication to Subscriber at the last address known to Vendor shall be considered given (a) upon actual receipt if delivered by email, or (b) upon posting the notice or other communication on MEMX's website (www.memxtrading.com) or successor website. Subscriber promptly shall give written notice to Vendor of any change in the name or place of residence or business at which Exchange Data is received.

12. **Assignment**. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted successors and assigns. Neither Vendor nor Subscriber shall assign this Agreement in whole or in part (including by operation of law) without the prior written consent of MEMX, provided, however, that MEMX shall not unreasonably withhold such consent. Notwithstanding the foregoing, Vendor or Subscriber may assign this Agreement in its entirety to an affiliate or subsidiary without the prior written consent of MEMX, provided that the assigning party is not currently in breach of this Agreement or delinquent in any fees owed to MEMX. MEMX may assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to Vendor and Subscriber.

13. **Severability**. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement, and such provision shall be construed to be effective and valid to the fullest extent under applicable law.

14. **Entire Agreement; Amendment; Waiver**. This Agreement constitutes the complete and entire agreement of the parties to this Agreement with respect to its subject matter and supersedes all prior writings or understandings. If there is any conflict and/or inconsistency between this Agreement and Vendor's agreement with Subscriber, the terms of this Agreement shall prevail as between MEMX and Subscriber. MEMX may modify any term of this Agreement upon 60 days' written notice either to Vendor or Subscriber, and any receipt or use of Exchange Data after such date shall be deemed acceptance of the new term or condition. No failure on the part of MEMX or Subscriber to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under the Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

15. **Governing Law; Venue**. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA without giving effect to any choice or conflict of law provision or rule. Subscriber hereby submits to the jurisdiction of the state and federal courts located in the County of New York in the State of New York for the resolution of any dispute arising under this Agreement.

16. **Headings**. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

17. **Third Party Beneficiary**. Vendor and Subscriber hereby designate MEMX as a third-party beneficiary of this Agreement, having the right to enforce any provision herein.

18. **Cumulative Remedies**. Except as otherwise limited herein, all rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, equity, by statute, in any other agreement between the parties or otherwise.

19. **Counterparts**. This Agreement may be executed in one or more counterparts, which shall each be considered an original but all of which shall constitute one and the same Agreement.

[*Remainder of page intentionally left blank. Signature page follows.*]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

To execute this Agreement, you must be 18 years of age and you must designate yourself as either a Non-Professional Subscriber or Professional Subscriber (see Section 2 above).

Subscriber Type: ☐ Individual - Complete Section A.

☐ Firm or Organization - Complete Section B.

This Agreement is submitted with respect to the following exchange(s): ☐ MEMX LLC ☐ MX2 LLC

A. Individual Subscriber Information

Subscriber Name: ______________________________

Signature: ______________________________ Date:____________

Subscriber Status: ☐ Professional ☐ Non-Professional*

**To qualify as a Non-Professional Subscriber, you must meet all of the terms set forth in Section 2 of the Agreement.*

B. Organizational Subscriber Information

Subscriber Organization Name: ______________________________

Representative Name: ______________________________ Title:____________

Signature: ______________________________ Date:____________

**The Representative must be authorized in writing by the organization or firm to execute the Agreement. MEMX may request documentation evidencing this authority.*

Vendor Information (for Vendor or Data Provider Use Only)

Vendor Name: ______________________________

Representative Name: ______________________________ Title:____________

Signature: ______________________________ Date:____________

**The Representative must be authorized in writing by Vendor to execute the Agreement. MEMX may request documentation evidencing this authority.*

Options Member Application

Any currently approved Member of MEMX LLC or MX2 LLC (each, an "Exchange") is eligible to transact business on the Exchange's Options Market provided that the Exchange specifically authorizes the Member as an "Options Member." To become an Options Member, a current Exchange Member is required to complete this Options Member Application. An Applicant who is not currently an Exchange Member is required to complete the general Membership Application and Agreements and this Options Member Application to transact business on the Exchange's Options Market.

To apply, please complete and submit all materials listed on the Application Checklist below through the Exchange's User Portal or via email to membership@memx.com.

Applicants are required to update any information submitted in this application if and when it becomes inaccurate or incomplete after submission.

APPLICATION CHECKLIST
☐ Membership Application **(if not already approved Member)** ☐ Options Member Application
☐ Options Member Agreement – per Exchange
☐ Options Member Letter of Guarantee – per Exchange (**applicable to non-clearing Applicants**) **OR** ☐ Options Self Clearing Member Letter of Guarantee – per Exchange (**applicable to clearing Applicants**)
☐ Options Market Maker Registration Application **(if applicable)**
☐ A list of all Authorized Traders, **including name and CRD #**, the Applicant will be registering with the Exchange

Check applicable Exchanges: ☐ MEMX ☐ MX2

All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 17.1. If you have questions on completing the application, you may direct them to Membership Services at membership@memx.com or (833) 415-6369. In addition, please refer to the Exchange's website at www.memxtrading.com for additional information regarding the membership process.

Options Member Application

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
Email:	Email:
Phone:	Phone:

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)

☐ Options Market Maker ☐ Public Customer Business ☐ Firm Proprietary Trading ☐ Options Clearing Member

☐ Other:

DESIGNATED EXAMINING AUTHORITY

Name of Applicant's Designated Examining Authority (DEA):

EXAMINATIONS

State the date of the Applicant's last examination during which supervisory procedures were reviewed and by which SRO.

Date: ______________________________ SRO: ______________________________

OPTIONS ALLOCATION METHOD

Indicate the allocation method for exercise notices assigned in respect of a short position in Applicant's customers' accounts (Exchange Rule 23.2).

☐ First in, first out ☐ Automated random selection ☐ Other: ____________ ☐ Not applicable

MARGIN REQUIREMENTS SELECTION

Indicate the applicable initial and maintenance margin requirements (Exchange Rule 28.3).

☐ Cboe Options or ☐ NYSE

PRINCIPAL REGISTRATION

The Exchange requires each Options Member to be under the supervision and control of a Responsible Person who is registered with the Exchange as an Options Principal. Each Options Principal shall pass the appropriate Registered Options Principal Qualification Examination ("Series 4"), or an equivalent examination acceptable to the Exchange. See Exchange Rule 17.1(b) and 17.2(g) for additional information regarding principal registration. Please indicate below the individual that the Applicant intends to register with the Exchange to comply with these requirements.

Name:	Title:	CRD #:
Business Address:		
Phone:	Email:	

MX2 Options Member Agreement

In connection with the Applicant's application for participation in the MX2 LLC ("MX2" or the "Exchange") Options Market ("MX2 Options") and in the event that this application is approved for participation, the Applicant hereby agrees to abide by the terms and conditions set forth below:

A. To comply with the federal securities laws, the rules and regulations thereunder; MX2 rules including but not limited to the MX2 Options rules and the rules of other SROs that have been incorporated by reference;[1] all circulars, notices, directives or decisions adopted pursuant to or made in accordance with MX2 rules; and all rulings, orders, directions and decisions issued and sanctions imposed under MX2 rules;

B. To pay such dues, assessments and other charges in the manner and amount as from time to time shall be fixed pursuant to MX2 rules;

C. That this Agreement has been executed on behalf of, and with the authority of the Applicant. The undersigned and Applicant represent that the information and statements contained within the application and other information filed are current, true, and complete. The undersigned and the Applicant further represent that to the extent that any information submitted is not amended, such information is currently accurate and complete and agree that the information contained in the Applicant's Uniform Application for Broker-Dealer Registration (Form BD) will be kept current and accurate by proper amending of the Form BD promptly after changes occur. Applicant further represents that the registrations for the Applicant's Options Principal(s), Authorized Traders and any other personnel, registered with MX2, will be kept current by proper amending of Form U4 & Form U5.

Member:________________________	MX2 LLC
Signature:________________________	Signature:________________________
Printed Name:________________________	Printed Name:________________________
Title:________________________	Title:________________________
Date:________________________	Date:________________________

[1] In the amendment to its existing rules to permit trading on MX2 Options, MX2 LLC incorporated the following rules by reference: (1) Cboe Exchange, Inc. ("Cboe Options") rules governing position and exercise limits for equity and index options (see MX2 Rules 29.5 and 29.7); (2) the margin rules of Cboe Options or the NYSE (see MX2 Rule 28.3); and (3) FINRA's rules governing communications with the public (see MX2 Rule 26.16). Pursuant to an exemption from Section 19(b), the Exchange will not file rule filings each time an incorporated rule has been amended, but will publish on its public website notices of any changes to an incorporated rule.

Options Market Maker Registration Application

Any currently approved Options Member of MEMX LLC ("MEMX") or MX2 LLC ("MX2") (each, an "Exchange") is eligible to transact business as a Market Maker on the Exchange's Options Market provided that the Exchange specifically authorizes the Options Member as a Market Maker. To become a Market Maker, a current Options Member is required to complete this Options Market Maker Registration Application. The Exchange may require additional information from any Applicant prior to determining whether to register such Applicant as an Options Market Maker.

To apply, please complete this Options Market Maker Registration Application and submit with all required supplementary materials through the Exchange's User Portal or via email to membership@memx.com.

Applicants are required to update any information submitted in this application if and when it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:
SECURITIES		
Estimate the number of securities in which the Applicant intends to become registered as a Market Maker:		
FINANCIAL / ADDITIONAL REQUIREMENTS		
Excess Net Capital:	As of Date:	

Attach the following:

- ☐ List identifying all accounts pursuant to Exchange Rule 22.7(a) **– *required***
- ☐ List identifying all joint accounts pursuant to Exchange Rule 22.7(c) **– *if applicable***
- ☐ Subordination agreements or evidence of other financing arrangement (refer to Exchange Rule 22.9(b)) **– *if applicable***

Check applicable Exchanges: ☐ MEMX ☐ MX2

Options Member
Notification of Identified Designated Give-Ups

Options Member Organization:

In accordance with MEMX LLC and/or MX2 LLC (each, an "Exchange") rules, the Member listed above identifies the following Clearing Members as Designated Give-Ups for the Member on the Exchange. Restricted OCC Numbers will not be enabled unless the Member listed above is an Authorized User for such Restricted OCC Number pursuant to Exchange Rule 21.12.

Instructions: Please enter the applicable information below and submit through the Exchange's User Portal or via email to membership@memx.com. List the Designated Clearing Member in column 1 and provide each respective OCC Number being requested in column 2. Check whether requesting to enable Give-Up or disable Give-Up in columns 3 and 4. Finally, check all applicable Exchanges in columns 5 and 6, as applicable. If necessary, please attach additional sheets.

1	2	3	4	5	6
Clearing Member	**OCC #**	**Enable**	**Disable**	**MEMX**	**MX2**
1					
2					
3					
4					

Authorized Representative Signature:	Date:
Print Name:	Title:
Email Address:	Phone:

Options Clearing Member
Authorized Designated Give-Up Contact Form

Clearing Member Organization:

In accordance with MEMX LLC ("MEMX") and/or MX2 LLC ("MX2") (each, an "Exchange") rules, the Exchange shall notify a Clearing Member in writing and as soon as practicable, of each Member that has identified the Clearing Member as a Designated Give Up.

Please list individual(s) and/or group(s) authorized to receive the Designated Give Up list. Unless otherwise provided by the submission of this form, the Exchange will notify the Clearing Trading Permit Holder/Member's Compliance Officer on file with the Membership Services Department by email.

Please fill out the above information and submit the completed form through the Exchange's User Portal or via email to membership@memx.com.

Check applicable Exchanges: ☐ MEMX ☐ MX2

Contact Name	Phone	Email

Completed by an Authorized Representative of Clearing Member Organization
Printed Name:
Signature:
Title:
Phone:
Email Address:
Date:

Options Clearing Member Restriction Form

Clearing Member Organization:

In accordance with Exchange rules, the Clearing Member listed above authorizes the Exchange to restrict The Options Clearing Corporation ("OCC") number(s) listed below requiring prior authorization for use as a Give-Up on MEMX LLC ("MEMX") and/or MX2 LLC ("MX2") (each, an "Exchange"), as applicable. The Clearing Member must indicate below the OCC number(s) to be restricted for each relevant Exchange.

NOTE: Once an OCC number is marked as restricted, no Member will be able to use that restricted OCC number unless they have either: (1) an executed clearing guarantee on file with Membership with that Clearing Member; or (2) the Member is authorized by the Clearing Member pursuant to Exchange Rule 21.12.

Instructions: To authorize or revoke a Member's use of a restricted OCC number, please enter the applicable information below and submit the completed form through the Exchange's User Portal or via email to membership@memx.com. List the restricted OCC number in column 1 and provide, if applicable, each Member that is authorized or restricted on each OCC number in column 2. If necessary, please attach additional sheets.

1	2	3	4	5	6
Restricted OCC Number	**Member Name**	**Authorized**	**Revoked**	**MEMX**	**MX2**
1					
2					
3					

By executing this Clearing Member Restriction Form, the Clearing Member grants the Exchange permission to publish the Clearing Member's restricted OCC number(s) on the Exchange's website for purposes of providing notice to other exchange members that the Clearing Member's OCC number(s) will not be available for Give Up.	
Authorized Signature:	Date:
Print Name:	Title:
Clearing Member Contact Person (to be provided to market participants seeking authorization):	
Email Address:	Phone:

MX2 Options Member Letter of Guarantee

NOTICE OF CONSENT – To be completed by Clearing Firm of Applicant Broker-Dealer

____
Member Name

The Member noted above has represented to the undersigned Clearing Member, a Member of the Options Clearing Corporation, that it is registered as a Member of the MX2 LLC Options Market ("MX2 Options"). In accordance with Rule 22.8 of the rules of MX2 Options, the undersigned Clearing Member accepts financial responsibility for all MX2 Options transactions made by the above referenced Member when executing such transactions through the undersigned Clearing Member. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the undersigned Clearing Member of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

____
Clearing Firm (Broker-Dealer Name)

____
OCC Clearing #

____
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Firm

____
Printed Name/Title

____
Date

MX2 Options Self Clearing Member Letter of Guarantee

NOTICE OF CONSENT – To be completed by Clearing Firm of Applicant Broker-Dealer

____
Member Name

The Member noted above is a registered Self Clearing Member of the MX2 LLC Options Market ("MX2 Options"). In accordance with Rule 22.8 of the rules of MX2 Options, the Member accepts financial responsibility for all MX2 Options transactions made by the Member. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the Member of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

____
OCC Clearing #

____
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Firm

____
Printed Name/Title

____
Date

Retail Member Organization Application

The completion of this application is required in order to be qualified by MEMX LLC and/or MX2 LLC (each, an "Exchange") as a Retail Member Organization ("RMO") and submit Retail Orders to the Exchange.

A "Retail Order" is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to the Exchange by an RMO, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. For purposes of this application, the term "natural person" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a natural person can include an order on behalf of an account held in a corporate legal form, such as an Individual Retirement Account, a Corporation, or a Limited Liability Company that has been established for the benefit of an individual or group of related family members, provided that the order originates from an individual.

If an RMO uses an algorithm to determine to send an existing Retail Order to the Exchange, such order is acceptable and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the RMO assures that the Retail Order meets the underlying rule requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g., price or side) is not meant to prevent an RMO from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

See Exchange Rule 11.21 for a full definition of terms and requirements.

<table>
<tr><th colspan="3">FIRM INFORMATION</th></tr>
<tr><td colspan="2">Applicant Firm Name:</td><td>WebCRD #:</td></tr>
<tr><td colspan="3">Address:</td></tr>
<tr><td>City:</td><td>State:</td><td>Zip:</td></tr>
<tr><td colspan="3">MPID(s) used to submit Retail Orders:</td></tr>
<tr><th colspan="3">BUSINESS CONTACT</th></tr>
<tr><td>Name:</td><td colspan="2">Email:</td></tr>
<tr><td>Title:</td><td colspan="2">Phone:</td></tr>
<tr><th colspan="3">BUSINESS DESCRIPTION</th></tr>
<tr><td colspan="3">Please describe the current business structure of the division within your Firm that qualifies you as an RMO:</td></tr>
</table>

This Agreement is submitted with respect to the following exchange(s): ☐ MEMX LLC ☐ MX2 LLC

Please provide supporting documentation sufficient to demonstrate the retail nature and characteristics of your order flow. Examples of this supporting documentation may include sample marketing literature, website screenshots and other publicly disclosed materials describing the retail nature of your order flow, and such other documentation and information as the Exchange may require, to obtain reasonable assurance that your order flow would meet the requirements of the Retail Order definition. Additionally, please provide a copy of your Written Supervisory Procedures (WSPs) related to the requirements set forth in Exchange Rule 11.21.

☐ Applicant has attached supporting documentation, including WSPs (required)

RMO SUPERVISORY REQUIREMENTS
By executing this Application, the Applicant attests that substantially all orders submitted by the Applicant as Retail Orders would meet the qualifications for such orders under Exchange Rule 11.21. Applicant further attests that it has in place WSPs pursuant to Exchange Rule 11.21. Such WSPs require Applicant to: (i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements of Exchange Rule 11.21, and (ii) monitor whether orders entered as Retail Orders meet the applicable requirements. In addition, if Applicant does not itself conduct a retail business but routes Retail Orders on behalf of another broker-dealer, Applicant's WSPs must be reasonably designed to assure that the orders it receives from such other broker-dealer that are designated as Retail Orders meet the definition of a Retail Order. The Applicant must: (i) obtain an annual written representation from each other broker-dealer that sends the Applicant orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements of Exchange Rule 11.21 (a form acceptable to the Exchange for such annual written representation is attached hereto); and (ii) monitor whether Retail Order flow routed on behalf of such other broker-dealers meets the applicable requirements.

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Applicant

______________________________ ______________________________
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor — Date

______________________________ ______________________________
Printed Name — Title

Retail Member Organization – Broker-Dealer Customer Agreement

If you do not conduct a retail business but are routing retail order flow on behalf of one or more other broker-dealers, your firm is required to maintain an agreement with each such broker-dealer firm. For purposes of the rules of MEMX LLC and MX2 LLC (each, an "Exchange"), conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.

This Agreement has been created for your convenience as an alternative to creating your own agreement. It should be kept for your files.

1. This Retail Member Organization – Broker-Dealer Customer Agreement (the "Agreement") is between ______________________________, (the "RMO") and ______________________________, (the "Customer"), which is a registered broker-dealer.

2. This Agreement authorizes the RMO to route Retail Orders and modifications to the Exchange on behalf of Customer pursuant to Exchange Rule 11.21.

3. By executing this Agreement, Customer represents that it will only send orders to the RMO that are to be designated as Retail Orders if the entry of such orders to the Exchange will be in compliance with the requirements of Exchange Rule 11.21. Customer represents that it will designate orders as Retail Orders if the order is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person, provided that no change has been made to the terms of the order with respect to the price or side of market, and the order does not originate from a trading algorithm or any other computerized methodology. Customer further represents that it will maintain written supervisory procedures reasonably designed to assure that it will only designate orders as Retail Orders if the requirements of a Retail Order are met. Customer agrees to attest annually that it continues to comply with the conditions outlined in this paragraph.

Retail Member Organization	**Customer**
______________________________	______________________________
Signature	Signature
______________________________	______________________________
Printed Name	Printed Name
______________________________	______________________________
Title	Title
______________________________	______________________________
Name of Member Organization	Name of Customer
______________________________	______________________________
WebCRD #	WebCRD #
______________________________	______________________________
Date	Date

Retail Member Organization – Broker-Dealer Customer Annual Attestation

If you do not conduct a retail business but are routing retail order flow on behalf of one or more other broker-dealers, your firm is required to obtain an annual written attestation from each such broker-dealer firm. For purposes of the rules of MEMX LLC and MX2 LLC (each, an "Exchange"), conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.

This Attestation has been created for your convenience and represents a form of Attestation acceptable to the Exchange. Copies of this Attestation should be kept for your files.

1. In connection with the Retail Member Organization Application of ____________________________, (the "RMO") and pursuant to Exchange Rule 11.21, the undersigned (the "Customer") represents that it is a Broker-Dealer Customer of the RMO and sends orders to the RMO pursuant to the Retail Member Organization – Broker-Dealer Customer Agreement.

2. By executing this Attestation, Customer hereby certifies the following:

    a. It only sends orders to the RMO that are designated as Retail Orders and are in compliance with the requirements of Exchange Rule 11.21.

    b. It designates orders as Retail Orders if the order is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person, provided that no change has been made to the terms of the order with respect to the price or side of market, and the order does not originate from a trading algorithm or any other computerized methodology.

    c. It maintains written supervisory procedures reasonably designed to assure that it will only designate orders as Retail Orders if the requirements of a Retail Order are met.

Customer

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Signature

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Printed Name

____
Title

____
Name of Customer

____
WebCRD #

____
Date

Volume Aggregation and Volume Details Request

This request for volume aggregation and detailed execution information is made to MEMX LLC and/or MX2 LLC, as applicable (each, the "Exchange") by the Members noted below. This request should be completed by Members who are affiliated as evidenced on each Member's Form BD or who have been appointed as an Appointed Order Entry Firm / Appointed Market Maker on the Exchange. "Affiliate" shall mean any entity that, from time to time, directly or indirectly, Controls, is Controlled by, or is under common Control with such party. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise.

The Members noted below would like to request aggregation of all equities and/or options volume submitted to the Exchange by each Member with an approved trading ID. Additionally, the Members request detailed information regarding aggregated volume on the Exchange. By signing below, each Member acknowledges and agrees that the other Members will have access to the same detailed information regarding aggregated volume on the Exchange and releases the Exchange from any liability associated with providing such information.

Applicable to: ☐ MEMX Equities ☐ MEMX Options ☐ MX2

FIRM 1

______________________________	______________________________
Member Firm Name	Firm CRD #
MPIDs and/or EFIDs to which this form should apply:	
☐ All MPIDs and/or EFIDs	
☐ Specified list: ______________________________	______________________________
______________________________	______________________________
Signature of Authorized Officer, Managing Member of Sole Proprietor	Date
______________________________	______________________________
Printed Name	Title

FIRM 2

Member Firm Name ______________________ Firm CRD # ______________________

MPIDs and/or EFIDs to which this form should apply:

☐ All MPIDs and/or EFIDs

☐ Specified list: ______________________ ______________________

Signature of Authorized Officer, Managing Member of Sole Proprietor ______________________

Date ______________________

Printed Name ______________________

Title ______________________

FIRM 3 (if applicable)

Member Firm Name ______________________ Firm CRD # ______________________

MPIDs and/or EFIDs to which this form should apply:

☐ All MPIDs and/or EFIDs

☐ Specified list: ______________________

Signature of Authorized Officer, Managing Member of Sole Proprietor ______________________

Date ______________________

Printed Name ______________________

Title ______________________